Exhibit 1

Brookfield Asset Management	Q1 INTERIM REPORT TO SHAREHOLDERS
FOR THE THREE MONTHS ENDED MARCH 31, 2009
www.brookfield.com	NYSE: BAM
TSX: BAM.A
EURONEXT: BAMA

	Three months ended March 31
MILLIONS, EXCEPT PER SHARE AMOUNTS	2009	2008

Cash flow from operations	$ 273	$ 443
– per share	0.46	0.72
Net income	$ 93	$ 197
– per share	0.15	0.31

Letter to Shareholders

OVERVIEW

Our operations performed as expected in the first quarter of 2009. In summary, nothing exceptional occurred, but more importantly, nothing detrimental happened. It may seem odd to count this as an accomplishment, but we have been living in extraordinary times. While we generated cash flow from operations of $273 million during the quarter, last year’s comparable results of $443 million included a number of special items that gave rise to gains, which did not occur to the same extent this year.

As we move through this tough economic period, we are thankful for the long-duration cash flows generated by our underlying asset base. Our strategy was designed to see us through market downturns like these, and so far our assets and cash flows have proven to be as durable as we had expected.

OPERATIONS

Overview

We have been increasingly encouraged by a number of positive developments within the markets in general, and our operations in particular.

The debt capital markets continue to recover from the extreme events of the past 18 months and we expect they will benefit from many of the government initiatives that have been announced. This is beginning to allow businesses to plan their affairs with greater certainty and will form the basis of a recovery by facilitating demand at both the consumer and corporate level. We have been able to execute our financing plans within our operations, although it has been more challenging and the risk of another setback in the market causes all participants, including ourselves, to be more cautious.

Some positive highlights in our operations included continuing strong retail sales in our shopping malls in Brazil, record sales levels in our Brazilian residential property operations, and continued leasing in our commercial office portfolio at average rates that exceed the previous lease rate. In North America, for example, we leased 1.8 million square feet at an average rate higher than the one in the leases expiring, leaving our portfolio 96% leased with only 2% of the leases maturing this year and 5% in 2010.

On the negative front, several of our smaller operations are influenced directly or indirectly by the U.S. homebuilding industry. This has been a drag on results for three years but, in our opinion, the markets in the U.S. are near stabilizing. In this regard, one fact to reflect on is that the median U.S. family now only requires 25% of its income to purchase a median-priced home. This compares to 44% at the peak of the cycle and reinforces the view that housing has become much more affordable and should, over time, lead to a recovery in this important sector of the economy.

Operating Results

Our renewable power business experienced favourable hydrology conditions that enabled us to generate electricity at a level 5% above the long-term average. This, together with the contribution from recently acquired or commissioned facilities, allowed us to match the record generation in the first quarter of 2008, when water levels were exceptionally strong. The lower spot energy prices did reduce operating cash flows somewhat although this was largely offset by a small gain on the sale of partial interests in some assets. We have contracted more than 75% of our expected generation for the balance of 2009 and 2010. Assuming average water conditions, this should enable us to produce strong returns even in the current spot pricing environment.

The commercial office business produced 11% more cash flow in the current quarter than in 2008, excluding the special dividend from a cost-accounted investment that we received during that period. Net rents increased slightly, and the impact of lower interest rates on floating rate debt more than offset the impact of lower exchange rates on our operations outside the United States. We will discuss this business in much more detail later in this letter.

In our timber operations, we have curtailed harvest levels in response to lower log prices to protect the value of our investment and let the trees “grow on the stump”. Private market values of timberlands continue to reflect longer-term values and have proven to be resilient in this down market.

Our transmission operations contributed stable returns, as one would expect from a regulated rate-base business. We expect to close the sale of our Brazilian transmission interests for total proceeds of approximately $275 million (of which $70 million has already been received) and, along with a joint- venture partner, were awarded a $500 million contract to build new transmission capacity in Texas.

As noted above, we experienced a record level of launches and contracted sales in our Brazilian residential development operations, which will be reflected in future financial results as units are constructed and transactions closed. Volumes were lower in our Canadian operations, but cash margins remain healthy, and our U.S. operations continue to be slow. We advanced our development projects, including the 1.2 million square foot Bay Adelaide Centre in Toronto, which is almost 75% leased. The project is expected to be completed ahead of schedule and under budget and will welcome its first new tenants shortly.

Financial Position

We raised $1.5 billion through new financings and asset monetizations during the period, the proceeds of which were used to replace maturing financings and expand our operations. This included the investment of $62 million in equity of our Brazilian residential business to complete the financing of acquisitions in 2008, and $120 million representing the completion of our follow-on investment in Norbord. We also repurchased 1.5 million common shares during the quarter at an average price of $12.09 per share.

Our overall liquidity level remains healthy at $2.5 billion, and continues to be supplemented with operating cash flows and asset monetization proceeds. Our permanent capitalization level stands at approximately $20 billion based on underlying values. Our debt-to-capitalization ratios are 15% at the corporate level and 44% on a proportionate consolidation basis, based on underlying values. We have no maturities at the corporate level during 2009 and just a $200 million maturity in 2010. We are well advanced in refinancing the 2009 maturities throughout our operations and have liquidity in hand to repay the few financings that we do not intend to extend. We have virtually no maturities during 2010 in our North American office portfolio, modest maturities elsewhere in that year, and no maturities of consequence in our infrastructure operations at all until 2011.

In summary, we are in good shape with respect to our liquidity and capitalization. This allows us to focus on protecting and creating value within our existing operations and to continue to invest capital when opportunities arise where we believe we will be able to create exceptional value over the long term.

COMMERCIAL REAL ESTATE

Recently, many economists, analysts and investors have given their predictions on the state of the commercial real estate industry. We tend not to get involved in public debates about these matters. However, we do think it is important for you to understand our views so that you can take into account this information when assessing Brookfield. In particular, this is important because given the number of distress opportunities which may come about in this market, this business may garner a greater share of our incremental invested capital in the near term.

We will give you our perspective on each of these issues, but before we do that, we thought it would be appropriate to review our overall strategy once again. This strategy, put together over many years and taking into account the valuable lessons that we have learned from the past, has been specifically designed to deal with weak markets like the ones we are currently in. We have already lived through worse real estate markets with this same strategy and we believe it will continue to endure in the evolving investment markets. It was especially tested for New York real estate during the very challenging aftermath of September 11, 2001. It is worth remembering that markets then could hardly have been more negative for our type of assets given their proximity to the World Trade Center, and yet, we emerged from that period in outstanding shape, with all of our leases and financings intact and having expanded our business at exceptionally attractive values.

Our Commercial Real Estate Operations

Our real estate operations today encompass approximately 125 million square feet of rental space, with an investment value of over $25 billion for both ourselves and our partners. This capital is invested largely in 16 cities on four continents, generally in markets dominated by financial services, government, energy and services tenants. Although our property business is our largest in terms of total assets under management, it ranks just behind our power generation business in terms of net equity invested by us. This is because we share the ownership of our various real estate properties with many partners. Nonetheless, the amount of your capital invested in this business remains significant.

Our strategy has not changed dramatically over these past 20 years. Quite simply, we look to invest capital in very high quality office properties in downtown markets which are supply constrained and which have the prospect of continued white-collar employment growth, one of the key factors driving utilization of office space. We try to secure long-term leases with companies of high credit quality in order to generate long-term income streams for the properties. This allows us to finance these properties on a non-recourse basis with long-term fixed rate investment grade mortgages, enabling us to lower our overall cost of capital on a conservative basis, and as a result increase equity returns.

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Based on the continuing implementation of this strategy, we have assembled a property portfolio with the following characteristics:

•	Average occupancy today – 96%

•	Average annual lease rollover over next three years – 4%

•	Average lease duration – approximately 8 years

•	Average tenant – “A” rated

•	Average net rent in portfolio – below estimated current market

•	Average financing on net asset value – around 50%

•	Average duration of financing – 7 years

Our investment strategy includes five principal elements:

1)

High quality properties – We try to invest in the highest quality properties in a market. Quality encompasses many things, but usually includes a property’s location, age, physical attributes, heating and ventilation systems, lighting and floor plate size. In general, we are willing to pay more for quality properties because we believe they withstand market cycles better and create more value in the long term. (This is clearly proving to be true in this market, as the flight to quality is resulting in quality properties maintaining their occupancy levels and lesser quality ones increasing their vacancy rates.)

2)

Supply-constrained markets–We like to invest in markets where by virtue of some geographic constraint, office property development sites are not readily available in the immediate area. As a result, for new construction to enter the market, a developer must assemble land at a much greater cost and because of this, the value of competing assets increases on a relative basis. Two good examples are Manhattan, which is an island, and Sydney, which is almost surrounded by water. Downtown markets in general are also serviced by transportation arteries and highways which are important to the commute times of office workers, making these markets unique compared to suburban office space, which is easily replicated.

3)

Quality credit tenants – One of the reasons we focus on high quality office properties is because they attract high quality tenants with strong credit profiles. By leasing to high quality entities, we create very durable income streams which, barring extreme events, do not face the same bankruptcy risks as many other types of real estate. (Thankfully, the impact of any issues we have encountered over the past six exceptional months has been relatively modest.)

4)

Term leases – The types of tenants we attract generally invest very large sums of capital to improve their premises, predominantly at their own expense. This is particularly so in the case of financial service firms who build trading floors and often invest more than $250 per square foot on lease improvements. (To put this number in context, their own investment in the premises is often close to the cost of building a suburban office property.) Consequently, such companies need long-term leases to amortize these costs. Our average lease depends on the specific conditions for each market but can extend up to 30 years, is rarely less than five years and, most often, is between 10 and 20 years. Furthermore, longer leases will often provide for increases in rents through contractual increases, “upward-only” market resets, or inflation-based escalators.

5)

Non-recourse long-term financing – As a result of all the characteristics above, mortgage lenders generally find these assets to be highly attractive assets to lend against (more on this later in this letter). This enables property owners the ability to secure investment-grade, fixed-rate, term financing for approximately 60% to 70% of the property value when the mortgage is initially negotiated and tends to represent much less over time due to amortization, increases in rents and value appreciation. We generally seek to match-finance our assets, which for a specific property tends to be for a long duration, but can be much shorter if we believe the value of a property for financing purposes will increase in the short term due either to leasing initiatives or other reasons. As a result of the above characteristics, we generally invest equity of 30% to 40% of the value into a newly acquired property. Given inflation and value-creation initiatives implemented at the property level, we can generally turn relatively moderate yielding, low-risk assets into very attractive long-term cash flow streams.

Current State of Real Estate Industry

Moving to the current state of the commercial real estate industry, we believe that questions related to its performance come down to the interplay of five basic concerns, which we will now address. Although these comments specifically refer to office properties, which constitute the vast majority of our business, they also apply to other forms of commercial real estate.

Concern #1: Vacancies– “Vacancies will increase as demand is destroyed in a recession, and as a result future cash flows from the properties will decline.”

Despite nearly two years of distress in the capital markets, office buildings in major downtown office markets across the globe, which predominantly have long-term unbreakable leases, still have high occupancy rates in the 91% range (i.e. 9% of the rental space is vacant). And high quality office space has on average maintained even higher occupancy levels. This situation is the result of very low market vacancies in 2007 (2% to 5%) and little new supply of office buildings in the past 10 years. For example, in Canada, even in the midst of a deep recession, the vacancy rate in all our major markets is below 7%.

Brookfield Asset Management | Q1 /2009 INTERIM REPORt 3

Although there is no doubt that overall vacancies are getting higher, they are expected to increase the most in lower quality properties, as we continue to observe the usual flight to quality playing out in the market. Overall vacancies in a number of markets may even increase into the mid-double digits, but we believe that much of this will be part of the space made available for sublet by existing tenants. Fortunately, this does not directly affect the cash flows of the property owners. Although fully acknowledging that increases in sub-lease space is ultimately not a positive for owners, as it competes against head-lease space, rent continues to be paid in those cases by the original tenant. Even the tenants who leave space because they have downsized must continue to pay the rent, helping to ensure uninterrupted income streams for owners. Once again, this is one of the reasons why we have always liked to own these types of assets.

Furthermore, under most lease structures (all of ours), vacancies can occur in only one other way: an event of bankruptcy. Our strategy recognized that the financial sector may produce isolated failures during times of distress but we have always believed that the sector as a whole was too big to fail and therefore the government would resolve systemic risk issues. This is why we were very pleased when the G20 announced late last year that “there will be no more Lehman Brothers.” Had major financial services bankruptcies not been averted, they would have affected our longer-term view of the office property business. We believe that as a result of government actions, very few of our quality credit tenants are expected to go bankrupt.

Concern #2: Lease Rates – “Lease rates paid by tenants are under downward pressure.”

As vacancies increase, there will definitely be downward pressure on rental rates. This is likely to continue for the next couple of years, depending on the depth of the recession and the ability of corporations to get back on their feet and grow. Having said that, rents had increased substantially over the level of the in-place rents in the long-term leases of many of these properties. For example, although gross rents in midtown Manhattan were over $125 per square foot in mid-2007 and we actually signed leases above $150 per square foot, we estimate that less than 10% of the space in midtown was rented at over $80 per square foot. Furthermore, one should remember that rents were only over $80 per square foot for approximately 12 months. The spot rental rates for buildings at that point well exceeded replacement costs, and as a result implied land values which had never been seen before in Manhattan. Those who purchased properties during that period with the expectation that rents would be very high for a long time and financed their properties based on this flawed assumption are faced today with serious financial issues. However, it is very important to note that the vast majority of high quality properties, including our own, were not acquired or financed on that basis.

Most quality properties in this market still have in-place rents closer to $65 per square foot, a level which is much more easily sustainable, even in today’s environment, and therefore we believe that cash flows streams can be maintained at their fairly recent historical averages, and sometimes higher.

Concern #3: Supply of Space – “Supply of new real estate will enter the market and may further increase vacancies.”

We believe that there are very few markets where supply additions over the next few years will represent more than 5% of the office vacancy profile. Most markets are in the 1% to 2% range. This is very different than most other real estate cycles and more or less eliminates the acute problem that often occurs when reduced demand and increased supply both hit a market and cause tremendous distress.

Further, developments of almost any type of real estate, other than those far advanced, have virtually stopped because funding from financial institutions is non-existent. Accordingly, with little or no further supply coming into markets over the next five years, we believe that the natural market equilibrium will be restored as demand is equalized.

Concern #4: Capitalization Rates –”Capitalization rates may increase and as a result, values of real estate will decline.”

There is no doubt that when investors’ expectations of future rents are negative, they tend to respond by demanding an increased return. This in turn decreases the price that a buyer will pay for a property and increases what is referred to as the “going-in capitalization rate” on a property.

As a result of unrealistic expectations on the future growth of rents during the 2006-2007 period, capitalization rates on quality office properties were pushed down into the 3% to 4% range in some markets. In hindsight, this was overly optimistic, and thankfully we did not participate in purchasing any properties based on such economics. While most properties for sale today receive no bids because the gap between seller and buyer expectations is too wide, and because market participants are nervous, we believe that capitalization rates will eventually stabilize at a going-in capitalization rate in the range of 6% to 7.5% for high quality properties, depending on the level of vacancies in the property and the level of locked-in rents. This will allow a buyer to earn a 10% unlevered internal rate of return (“IRR”) over the longer term, and close to a 15% return on a levered basis. Compared with other risk-adjusted real returns, we believe this will make commercial real estate an excellent investment.

The above returns exclude the deals which may occur in the next while where owners or banks are in distress. For these transactions, odds favour greater returns than stated above, but will require buyers who not only understand distress situations, but also have strong financial backing.

4 Brookfield Asset Management | Q1 /2009 INTERIM REPORT

Concern #5: Financing –“Financing for real estate may be difficult to procure and therefore, as loans roll over, defaults will occur, irrespective of the underlying asset value.”

The current worries in commercial real estate are generally not caused by systemic fundamental problems in the commercial real estate business, but from re-financing issues. Financing is clearly the biggest issue in people’s minds today about commercial real estate. But, excluding those who paid far too much for properties at the top of the market, and those who put far too much leverage on their assets, the vast majority of real estate is held by owners with prudent amounts of financing.

The good news is that the governments across the world have recognized the importance of financing for commercial real estate and are working hard to restart the financing markets. We have also found that institutional lenders are continuing to make loans backed by quality real estate properties at 50% to 60% loan to value on investment-grade terms. And, as this is the largest part of our financing structure, we have been able to roll over or refinance virtually all of the loans that we have in our portfolio, at or near the levels of the existing debt on the property.

More worrisome has been the Commercial Mortgage Backed Securities (“CMBS”) market, which dominated lending recently in the United States. The good news is that this problem does not affect many other geographic markets as they had not yet developed the sophistication of the U.S. market (a good thing in hindsight). The bad news is that a very large percentage of the loans written in the 2005 to 2007 period in the United States were securitized in the CMBS market. However, we are encouraged by the recent changes to the U.S. Government’s TALF (Term Asset-Backed Securities Loan Facility) program that will provide liquidity to new CMBS maturities of up to five years as this should provide important support to the market. Furthermore, we have been observing favourable decisions by loan servicers with respect to payment maturities when the property has no underlying default, is still a performing asset and interest is being serviced. Generally, loan servicers, on behalf of lenders in CMBS pools, have been giving extensions to borrowers where there is no other default, other than the fact that the loan came due, and could not be refinanced elsewhere. This should assist the financing markets in the short term; new government programs should help in the medium term; and we are confident in the ability of the capitalist system to find a new way to finance quality real estate in the longer term, as quality commercial real estate prudently financed remains a low-risk way to make very good returns if loans are made according to proper risk-adjusted underwriting principles.

Opportunistic Focus for 2009 to 2011

From the above comments, you can likely tell that we do believe that commercial real estate will recover. While there will be some tougher years ahead, we believe that the next 24 months in commercial real estate will present some compelling opportunities to invest capital in low-risk opportunities at exceptional returns. We capitalized on a number of similar opportunities in the early 1990s and again earlier this decade, and we think this period may rival those.

In this regard, with a number of our major clients, we are pursuing distress acquisitions of a number of major real estate companies and portfolios. Our particular focus is office and retail assets, concentrated in the U.S., UK and Australia. Rarely do we expect to generate returns north of 20% on capital invested, but do expect to earn returns in excess of this on these investments. Only time will tell whether this is achievable, but not since the early 1990s have we seen such a wealth of opportunities.

SUMMARY

The last two years have been challenging for everyone. Fortunately, our basic business strategies are designed to protect value by locking in revenue streams and funding assets on a long-term basis. We have always believed that owning high quality, well-financed assets may not yield the highest returns in the good times, but they are the best way to protect value in downturns.

Our operating results continue to be favourable and our capitalization and liquidity position is good. And, while there are certain areas of our business that are not excelling in the current environment, thankfully they are small in relation to the core areas of our business.

Over the longer term, we remain committed to our objective of generating increased cash flows on a per share basis, which will in turn lead to higher intrinsic values.

Should you have comments, questions or advice, please feel free to contact us.

J. Bruce Flatt
Senior Managing Partner and CEO May 5, 2009

Brookfield Asset Management | Q1 /2009 INTERIM REPORT 5

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Interim Report contains forward-looking information within the meaning of Canadian provincial securities laws and other “forward-looking statements” within the meaning of certain securities laws including Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. We may make such statements in this report, in other filings with Canadian regulators or the SEC or in other communications. The words “endure”, “try”, “generally”, “endeavour”, “increasing”, “achieve”, “strategy”, “ensures”, “backlog”, “contracted”, “intend”, “opportunity”, “forecast”, “lead”, “extend”, “projected”, “attempt”, “customarily”, “periodically”, “regularly”, “enable”, “enhance”, “maintain”, “objective”, “growth”, “pursue”, “generate”, “build”, “capitalize”, “create”, “largely”, “continue”, “believe”, “typically”, “expect”, “potential”, “tend”, “primarily”, “anticipate”, “positioned”, “goal”, “likely”, “pending”, “might”, “estimated”, “expand”, “scheduled”, “seek”, “usually”, “often”, derivations thereof and other expressions of similar import, or the negative variations thereof, and similar expressions of future or conditional verbs such as “may”, “will”, “can”, “should”, “likely”, “would” or “could” are predictions of or indicate future events, trends or prospects and which do not relate to historical matters or identify forward-looking statements. Forward-looking statements in this Interim Report include, among others, statements with respect to debt capital markets benefitting from government initiatives and facilitating demand at the consumer and corporate level, affordability of housing leading to a recovery in the U.S. homebuilding industry, our ability to produce strong returns in our renewable power business in the current environment, construction of units and closing of transactions in our Brazilian residential development operations, expected completion and first occupancy date of the Bay Adelaide Centre in Toronto and completion of such project under budget, refinancing our 2009 maturities and repayment of financings, investing capital when opportunities arise, the allocation of a greater share of our invested capital in commercial real estate, the ability of our real estate investment strategy to endure in the evolving investment markets, our ability to secure long-term leases with companies of high credit quality, our ability to invest in the highest quality properties in a market, our strategy with respect to non-recourse long-term real estate financing and our ability to turn relatively moderate yielding, low-risk assets into very attractive long-term cash flow streams, future office property vacancy rates and trends, downward pressure on rental rates, our ability to maintain lease cash flow streams at recent historical averages, or higher, the future supply and capitalization rates of office property real estate, loan extensions by loan servicers on behalf of lenders in CMBS pools assisting financial markets in the medium term, the ability of markets to find a new way to finance quality real estate in the longer term, recovery of the real estate markets, the availability of low risk commercial real estate investment opportunities in the next 24 months, and our ability to capitalize on such opportunities, our real estate investment focus in the future and our expected returns, our ability to generate increased cash flows on a per share basis and for such cash flows to lead to higher intrinsic values, generating long-term cash flows and opportunities for value creation for us and our partners, creating value for shareholders by increasing cash flows, our ability to protect and enhance the long-term value of our existing businesses and to better position the company to capitalize on opportunities that we expect will arise in the coming years, our contracted renewable generation, our ability to mitigate the impact of low energy prices, our ability to achieve our short-term and long-term objectives, procedures and assumptions that we intend to follow in preparing our pro-forma opening balance sheet for our adoption of IFRS, the duration we intend to hold most of our assets, our commercial office strategy and goals, our future overall borrowing costs as a result of the current higher spread environment and our ability to lock-in lower underlying interest rates, our ability to maintain or increase our net rental income in the coming years, our ability to attract new tenants from lower quality buildings to fill excess in our vacant office property space, our strategy of forward selling generation to ensure that short term fluctuations in market prices do not meaningfully impact results, our ability to optimize generation selling prices by generating and selling power during higher-priced peak periods, commencement of commercial operations at our new hydroelectric facilities in Brazil, expansion of our infrastructure activities into new sectors that provide similar characteristics as the timber and electricity transmission sectors, preserving inventory and maximizing the value of our timber business over time through deferring harvesting until timber prices recover, achieving higher returns in our timber operations as markets recover, our expected timber harvest levels in Canada and the U.S. in 2009 compared with 2008 harvest levels, revenue, income and margins from our electricity transmission operations over the long-term, the expected closing during the second quarter of 2009 of the sale of our interest in transmission lines in Brazil and expected proceeds therefrom, commencement of commercial operations at our recently awarded $500 million Texas transmission project, future returns from our real estate opportunity funds, realization of increased sales in our Brazilian residential operations during 2009, residential construction margins in relation to our Australian operations, backlog at our U.S. residential operations, enhancing value of property through redevelopment, construction of commercial office space on Ninth Avenue in New York City, conversion of potentially higher and better use land to residential and other purposes land over time, our ability to meet our long-term objectives in the current economic downturn, our ability to make investments at favourable values that will create future shareholder value, our ability to achieve our targets of long-term average power generation in 2009, natural gas and electricity price forecasts for 2009, our ability to attract new office property tenants, achieving our office property targets in 2009, operating returns of our electricity transmission business in 2009 versus 2008, future demand in our timber operations, future timber pricing, growth of our specialty funds operations and the effects of the current difficulties in the credit markets on that business, goals within our asset management activities and income growth within that business, base management fees to be earned in 2009 in the current economic environment, the effect of the increase in value of the U.S. dollar on our 2009 results, our ability to invest our capital on a favourable basis for the balance of 2009 through 2011, our ability to renew or replace most of our existing financings at equivalent levels, the impact of deleveraging on our short term operating results and available capital for investment, the effect of the current economic environment on our future operating margins and operating returns and our ability to mitigate such effect and provide stable cash flows year to year, opportunities to invest our capital in the next two to three years that will result in increased cash flow per share and shareholder values in the longer term, the ability of our business to withstand the difficult short term environment, our ability to invest and build for the future and meet long-term performance objectives, our ability to realize our capital strategy, the impact of IFRS on our opening balance sheet and potential ongoing differences, future payments by us under our contracted indemnification obligations, seasonality of results within our power generation business, residential property operations and commercial office property operations, expected returns from disposition gains in our restructuring funds, our ability to maintain the necessary level of liquidity to manage our financial commitments and capitalize on opportunities, as well as the outlook for the company’s businesses and other statements with respect to our beliefs, outlooks, plans, expectations and intentions.

Although Brookfield believes that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: economic and financial conditions in the countries in which we do business; rate of recovery of the current financial crisis; the behaviour of financial markets, including fluctuations in interest and exchange rates; availability of equity and debt financing; strategic actions including dispositions; the ability to effectively integrate acquisitions into existing operations and the ability to attain expected benefits; the company’s continued ability to attract institutional partners to its specialty funds; adverse hydrology conditions; timber growth cycles; timber prices, environmental matters; regulatory and political factors within the countries in which the company operates; tenant renewal rates; availability of new tenants to fill office property vacancies; tenant bankruptcies; acts of God, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts; changes in accounting policies to be adopted under IFRS; and other risks and factors detailed from time to time in the company’s form 40-F filed with the Securities and Exchange Commission and Management’s Discussion and Analysis of Financial Results as well as other documents filed by the company with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Brookfield, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as may be required by law, the company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

CAUTIONARY STATEMENT REGARDING USE OF NON-GAAP ACCOUNTING MEASURES

This Interim Report makes reference to cash flow from operations on a total and per share basis. Management uses cash flow from operations as a key measure to evaluate performance and to determine the underlying value of its businesses. Brookfield’s consolidated statements of cash flow from operations provides a full reconciliation between this measure and net income. Readers are encouraged to consider both measures in assessing Brookfield’s results. Operating cash flow is not a generally accepted accounting principle measure and differs from net income, and may differ from definitions of operating cash flow used by other companies. We define operating cash flow as net income prior to such items as depreciation and amortization, future income tax expense and certain non-cash items that in our view are not reflective of the underlying operations.

BUSINESS ENVIRONMENT AND RISKS

Factors that impact Brookfield’s financial results include: the performance of each of our operations and various external factors influencing the specific sectors and geographic locations in which we operate; macro-economic factors such as economic growth, changes in currency, inflation and interest rates; regulatory requirements and initiatives; and litigation and claims that arise in the normal course of business. These and other factors are described in Management’s Discussion and Analysis of Financial Results in the Corporation’s 2008 Annual Report which is available on our web site and at www.sedar.com.

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Management’s Discussion and Analysis of Financial Results

PART 1 – INTRODUCTION

The information in this Management’s Discussion and Analysis of Financial Results (“MD&A”) should be read in conjunction with the most recent issued Annual Report of the company. Additional information, including the company’s Annual Information Form, is available on the Corporation’s web site at www.brookfield.com and on SEDAR’s web site at www.sedar.com.

BUSINESS OVERVIEW

Brookfield is a global asset management company, with a primary focus on property, power and infrastructure assets. We have established leading operating platforms in these sectors and, through them, own and manage a broad portfolio of high quality assets that generate long-term cash flows and opportunities for value creation for us and our partners. We create value for our shareholders by increasing, over time, the cash flows generated from the capital that we have invested in them as well as income from managing these assets for our partners. Part 5 of the MD&A in our 2008 Annual Report describes our Business Strategy in further detail.

BASIS OF PRESENTATION

We have organized this MD&A on a basis that is consistent with how we operate the business. We organize our activities into a Corporate Group and individual Operating Platforms which focus on specific business segments. We segregate our financial results between Asset Management (i.e. what we earn as the manager of the assets or operations) and Operations (i.e. what we earn as an investor in the assets or operations). We also segregate our financial results and our assets, liabilities and capital by Operating Platform. Operating Platforms include commercial properties, renewable power generation, infrastructure, development and other properties and specialty funds. We also have an investment management group which manages fixed income and equity securities on behalf of institutional clients. The results of the investment management activities are included within our Asset Management segment, along with the asset management activities associated with the Operating Platforms, including property management services as well as investment banking services.

We present invested capital and operating cash flows on a “total” basis, which is similar to our consolidated financial statements and a “net” basis which represents our pro rata interest in the underlying net assets and cash flows. The net basis includes the operations of the company and Brookfield Properties Corporation (“Brookfield Properties”) collectively, and is presented on a deconsolidated basis meaning that assets are presented net of associated liabilities and non-controlling interests. Similarly, cash flows are presented net of carrying charges associated with related liabilities and cash flow attributable to related non-controlling interests such as minority shareholders and investment partners. Net invested capital and net operating cash flows, in our view, represent a more consistently comparable basis of presentation than our consolidated financial statements which include the operations conducted through subsidiary or affiliated entities under various methods, including equity accounting, proportional consolidation and full consolidation. Please refer to Part 5 of the MD&A in our 2008 Annual Report which includes a description of our financial measures and a glossary of terms.

Brookfield Asset Management | Q1 /2009 INTERIM REPORT 7

We provide reconciliations between the basis of presentation in this MD&A and our consolidated financial statements. In particular, we reconcile operating cash flow and net income on page 11. The tables on pages 45 to 46 provide a reconciliation between our consolidated financial statements and the basis of presentation used herein.

The underlying values presented or discussed in this MD&A are prepared using the procedures and assumptions that we intend to follow in preparing our pro-forma opening balance sheet for our adoption of International Financial Reporting Standards (“IFRS”) and are as at December 31, 2008, the anticipated date of our opening balance sheet for IFRS adoption. Please refer to the MD&A in our 2008 Annual Report for further information. The underlying values reflect most of our tangible assets at fair value as of that date, with corresponding adjustments to minority interests and shareholders’ equity, but do not include any adjustments to reflect value attributable to our asset management franchise and do not reflect any upward revaluation of inventories to reflect current value. We have not adjusted the carrying values of our borrowings at this time. The underlying values are reduced by accounting provisions in respect of the theoretical tax liability that might arise if we were to liquidate the business based on the underlying values at the balance sheet date, consistent with IFRS accounting principles. Our intention, however, is to hold most of our assets for extended periods of time or otherwise defer this liability. The deferred tax balance is similar in this sense to the float in an insurance company which is available for investment for extended periods of time or even indefinitely. Accordingly, we also provide our underlying values on a pre-tax basis because, in our opinion, these are more reflective of the capital that is actually deployed on behalf of shareholders.

Unless the context indicates otherwise, references in this MD&A to the “Corporation” refer to Brookfield Asset Management Inc., and references to “Brookfield”, “the company”, “we”, “us” and “our” refer to the Corporation and its direct and indirect subsidiaries and consolidated entities. All financial data included in the MD&A has been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and specified non-GAAP measures unless otherwise noted. All figures are presented in U.S. dollars, unless otherwise noted.

Brian D. Lawson	Sachin G. Shah
Managing Partner and Chief Financial Officer	Senior Vice President, Finance
May 5, 2009

8 Brookfield Asset Management | Q1 /2009 INTERIM REPORT

PART 2 – PERFORMANCE REVIEW

SUMMARY

We achieved good performance during the first quarter of 2009, with most of our operations meeting their objectives notwithstanding the difficult economic environment. We undertook a number of initiatives to protect and enhance the long-term value of our existing businesses and to better position the company to capitalize on opportunities that we expect will arise in the coming years.

Our financial results were generally in line with expectations and reflected the stability and continued strong performance of our two largest business units: renewable power generation and commercial office properties. The results, however, also reflect a lower level of gains than the comparable quarter in 2008 and lower cash flows generated by some of our smaller business units.

We maintain substantial financial liquidity and finance our operations primarily at the asset level on a long-term, investment grade, non-recourse basis. During the quarter, we were successful in refinancing many of our near-term maturities with longer-dated debt to extend our maturity profile. This conservative approach to financing has provided stability in these uncertain capital markets, and enables us to concentrate on running our businesses and executing our business strategies and also to cautiously explore new business opportunities.

The following table summarizes our underlying values and net invested capital and net operating cash flows from our operations for the first quarter of 2009 and 2008:

	Underlying Value [1]	Net Invested Capital [2]		Net Operating Cash Flow [2]
AS AT AND FOR THE THREE MONTHS ENDED	Dec. 31	Mar. 31	Dec. 31	Mar. 31	Mar. 31
(MILLIONS, EXCEPT PER SHARE AMOUNTS)	2008	2009	2008	2009	2008
Asset management income				$105	$114
Operating platforms
Commercial properties	$7,798	$4,391	$4,575	167	182
Renewable power generation	6,639	1,077	1,215	131	148
Infrastructure	974	843	761	19	28
Development and other properties	3,313	3,353	3,334	15	29
Specialty funds	903	895	870	8	44
Investments	701	707	704	1	94
Cash and financial assets	1,073	951	1,073	126	127
Other assets	2,650	2,569	2,551	—	—
	$24,051	$14,786	$15,083	$572	$766
Liabilities
Corporate borrowings/interest	$2,284	$2,292	$2,284	$34	$37
Subsidiary borrowings/interest	733	730	733	20	19
Capital securities/interest	1,425	1,385	1,425	18	22
Other liabilities/operating expenses	3,267	2,371	2,654	157	166
	7,709	6,778	7,096	229	244
Capitalization
Co-investor interests in consolidated operations	3,541	2,162	2,206	70	79
Shareholders’ equity/operating cash flow	12,801	5,846	5,781	273	443
	16,342	8,008	7,987	343	522
	$24,051	$14,786	$15,083	$572	$766
Per Share
– including future tax liability	$20.62	$9.09	$8.92	$0.46	$0.72
– excluding future tax liability	$24.32
1	Prepared using procedures and processes expected to be followed in preparing IFRS financial statements

2	Includes the operations of Brookfield Properties Corporation. See Basis of Presentation

 Operating Cash Flow

Operating cash flow totalled $273 million for the first three months of 2009, or $0.46 per share, compared with $443 million or $0.72 per share in 2008.

Brookfield Asset Management | Q1 /2009 INTERIM REPORT 9

The operating results from our two largest operating platforms, commercial properties and renewable power generation, were largely as expected, given the contractual nature of their revenue streams and competitive position of the assets.

Commercial properties generated net operating cash flow of $167 million representing an 11% increase over the comparable 2008 results of $151 million. We also received a $31 million special dividend from our interest in Canary Wharf in the first quarter of 2008 resulting in a total of $182 million in net operating cash flow in that period. Our commercial office operations benefited from modest increases in net rental income, and the impact of lower interest rates on floating rate debt more than offset the impact of lower foreign exchange rates on non-US operations. We leased 1.8 million square feet during the quarter, including a 886,000 square foot lease in the lower-priced Minneapolis markets, at an average rate of $14.01 per square foot, replacing expiring leases that averaged $13.53 per square foot. Tenant failures resulted in only 100,000 square feet of new vacancies since our last report. The portfolio remains well leased with an overall occupancy level of 96%, an average lease term of 7.7 years and average in-place rents that are, by our estimation, 30% below comparable average market rents. Expiries are limited to 2% and 5% of our space over the balance of 2009 and 2010, respectively.

Our renewable power generating operations produced $131 million of operating cash flow during the quarter, compared with $148 million in 2008. The 2008 quarter was an exceptional quarter for us in terms of both generation and realized prices. We achieved generation levels that were consistent with the prior quarter due to water flows that were 5% above long-term averages as well as the contribution from recently acquired or commissioned facilities. Nonetheless, lower energy prices reduced the revenues from uncontracted power, leading to an overall decline in net operating cash flows. The impact of this, as well as lower foreign exchange rates on non-U.S. operations, was offset in part by a $29 million gain on the partial monetization of certain Canadian wind energy and hydro facilities. Prices are locked in for 75% of the power that we expect to generate over 2009 and 2010 based on long-term averages, which should largely mitigate the impact of low energy prices.

The strong performance of these two businesses provides significant stability to our results during the current economic environment, and the stable contracted revenue profiles of these businesses provide us with a high level of visibility for the remainder of the year and 2010, and confidence in our ability to achieve our long-term objectives in future years as well.

On the other hand, we recorded lower contributions from several of our business units that have been more directly impacted by the slowdown in the U.S. economy and homebuilding sector, notably our timberland, residential and forest products operations.

The slowdown within our timberland business contributed to lower overall cash flows from our infrastructure operations. The contribution from transmission operations declined relative to the comparable quarter, which included non-recurring revenue in respect of a retroactive rate base adjustment.

Development and other properties include our residential operations. Our Brazil operations achieved record launches and contracted sales, although these will not be reflected in operating results until subsequent quarters. We experienced continued weakness in U.S. markets leading to operating losses. Our Canadian operations continued to achieve favorable margins, however volumes were lower.

The specialty fund results in 2008 included valuation gains that were not replicated in the current quarter and a higher level of capital deployed in our bridge lending operations. In addition, investments in the forest products and building products sectors held within our restructuring funds recorded losses during the quarter. Similarly, the results from our investments portfolio in 2008 included net gains of $58 million on the disposition of non-core assets in Brazil. We recorded losses from investments in the pulp and paper sector, which largely offset favorable results from insurance and other operations.

We have continued to implement strategies that allow us to benefit from the weak credit environment such as the purchase of protection from widening credit spreads. The results from our cash and financial assets include $19 million of gains from credit protection instruments in the current quarter and $93 million in the 2008 quarter.

Interest charges at the corporate level were lower during the quarter due to declines in floating rates, although the effect is relatively modest because most of our debt is fixed rate. Operating costs declined as we continue the integration of recent growth initiatives and lower exchange rates.

10 Brookfield Asset Management | Q1 /2009 INTERIM REPORT

Balance Sheet, Liquidity and Capitalization

Invested capital was relatively unchanged during the quarter on both a total and net basis. The same applies to our capitalization. Our invested capital is financed with a substantial equity base and only modest amounts of corporate borrowings. The balance of our debt is primarily investment grade in nature with recourse only to specific assets.

We believe our debt-to-capitalization ratios continue to represent an appropriate, investment grade level given the nature of our assets and the quality of the associated cash flows. The deconsolidated ratio is 15%, meaning that our corporate obligations are more than 6 times covered by the capital invested in our operations, much of which is in a monetizable form. The proportionately consolidated ratio at 44% is consistent with our overall financing approach given that most of our borrowings are in the form of well secured mortgages and project financings on high quality assets that typically support financings in the 50% to 70% level. The ratios are based on the underlying value of our equity as at December 31, 2008.

We undertook a number of measures to strengthen our liquidity and capitalization. In aggregate, we completed $1.5 billion of financings during the quarter to extend existing maturities and provide liquidity to pursue business opportunities. These included a corporate debt issue by our power operations of C$300 million, several mortgages within our commercial property business totaling approximately $380 million, and C$75 million from the monetization of a 50% interest in certain Canadian renewable power assets. We also completed the sale of an insurance business for proceeds of $130 million and a $15 million gain.

Our core liquidity is approximately $2.5 billion, of which $1.6 billion is at the corporate level, $0.9 billion is at our principal operating platforms and we are in the process of closing transactions that will yield a further $0.3 billion in cash proceeds. The comparable figures at year end were $2.8 billion of core liquidity and $0.7 billion in proceeds from pending transactions. We deployed approximately $700 million of liquidity during the quarter to invest in our operations, pre-pay short-term debt maturities and reduce leverage of select assets.

Net Income

The following table presents net income for the first three months of 2009 and 2008 determined in accordance with GAAP. We do not utilize net income as a key metric in assessing the performance of our business because, in our view, it contains measures that may distort the ongoing performance and intrinsic value of the underlying operations. Nevertheless we recognize the importance of net income as a key measure for many users and provide a discussion of net income and a reconciliation to operating cash flow. The following table reconciles net income and operating cash flow on a total basis and also by presenting the reconciling items on a basis that is net of non-controlling and minority interests:

	Total		Net [1]
FOR THE THREE MONTHS ENDED MARCH 31 (MILLIONS)	2009	2008	2009	2008	Variance
Operating cash flow and gains	$273	$443
Less: dividends from equity accounted investments	—	(6)
	273	437	$273	$437	$(164)
Non-cash items
Depreciation and amortization	(329)	(314)	(175)	(179)	4
Equity accounted results	(19)	(13)	(19)	(13)	(6)
Revaluation and other items	16	(63)	17	(61)	78
Future income taxes	2	18	(3)	13	(16)
Non-controlling interests	150	132	—	—	—
Net income	$93	$197	$93	$197	$(104)
Per share	$0.15	$0.31	$0.15	$0.31	$(0.16)
1	Net of non-controlling and minority interests

Net income was $93 million compared with $197 million in the comparable quarter last year. The decrease reflects the variances in operating cash flow noted above, offset by a lower level of non-cash charges such as revaluation items, which include mark-to-market adjustments on hedging or forward sale arrangements in which offsetting assets or revenue streams cannot be revalued for accounting purposes.

In particular, we benefited from improved valuations of long-term contracts that hedge the value of our physical assets such as agreements to lock in interest rates and power prices. Charges in respect of depreciation and amortization, equity accounted results, and future income taxes were largely unchanged from the comparable quarter.

Brookfield Asset Management | Q1 /2009 INTERIM REPORT 11

We provide additional information on net income beginning on page 31.

Asset Management Activities

The following table presents key metrics relating to our asset management activities over the first quarter of 2009 and 2008:

AS AT MARCH 31, 2009 AND DECEMBER 31, 2008, AND FOR THE THREE MONTHS ENDED MARCH 31 (MILLIONS)	2009	2008
Asset management revenues	$105	$114
Third-party capital commitments
– Unlisted fund and specialty issuers	9,088	9,174
– Fixed income and real estate securities	17,586	18,040

Asset management income declined slightly to $105 million from $114 million in the 2008 quarter due to lower exchange rates, as well as lower levels of invested assets within our specialty funds group. Investment banking revenues also declined by $6 million due to reduced activity.

Capital committed by third-party clients to our unlisted funds and specialty issuers was relatively unchanged during the quarter. Within our unlisted funds, capital distributions from mature funds were largely offset by new commitments. A decline in equity securities under management, due largely to lower market values, was largely offset by an increase in the value of fixed income securities under management.

We provide additional information on our asset management activities beginning on page 27.

OPERATING PLATFORMS

Commercial Properties

The following table summarizes the invested capital and operating cash flows contributed by our commercial property operations:

	Invested Capital				Operating Cash Flow
	Total		Net		Total		Net
AS AT AND FOR THE THREE MONTHS ENDED (MILLIONS)	Mar. 31 2009	Dec. 31 2008	Mar. 31 2009	Dec. 31 2008	Mar. 31 2009	Mar. 31 2008	Mar. 31 2009	Mar. 31 2008
Office properties	$19,717	$19,657	$4,309	$4,485	$378	$442	$166	$183
Retail properties	1,371	1,326	82	90	24	21	1	(1)
	$21,088	$20,983	$4,391	$4,575	$402	$463	$167	$182
Underlying value		$23,877		$7,798

Our commercial property operations contributed $167 million of net operating cash flow in the first quarter of 2009, an increase of 11% over the prior year after adjusting for a $31 million dividend received in 2008 from our investment in Canary Wharf, through which we hold an interest in a higher quality U.K. office portfolio. The increased results reflect a modest increase in net rents on re-leasing and lower interest expense on floating rate debt, offset by the impact of a stronger U.S. dollar on operations outside the U.S. Consolidated assets and net invested capital were relatively unchanged from year end.

Office Properties

We own and manage one of the highest quality commercial office portfolios in the world, located in major financial, energy and government centre cities in North America, Australasia and Europe. Our strategy is to concentrate our operations in high growth, supply-constrained markets that have high barriers to entry and attractive tenant bases. Our goal is to maintain a meaningful presence in each of our primary markets so as to build on the strength of our tenant relationships. As at March 31, 2009, we owned, directly and indirectly, over 150 properties containing total leasable area of 93 million square feet. Our owned interest on a consolidated basis was 76 million square feet.

12 Brookfield Asset Management | Q1 /2009 INTERIM REPORT

The following table shows the sources of operating cash flow by geographic region:

	Operating Cash Flow
	2009					2008
FOR THE THREE MONTHS ENDED MARCH 31 (MILLIONS)	Total	Interest Expense	Co-investor Interests		Net	Total	Interest Expense	Co-investor Interests		Net
North America	$323	$134	$45	[1]	$144	$340	$169	$34	[1]	$137
Australasia	44	22	1		21	61	47	—		14
Europe	11	10	—		1	10	9	—		1
– Dividend from Canary Wharf	—	—	—		—	31	—	—		31
	$378	$166	$46		$166	$442	$225	$34		$183
1	Includes $13 million (2008 – $14 million) attributable to co-investor interests classified as liabilities and interest expenses for accounting purposes

The following table sets out the variances in operating cash flows:

FOR THE THREE MONTHS ENDED MARCH 31 (MILLIONS)	2009	2008	Variance
Current properties
United States	$278	$280	$(2)
Canada	45	60	(15)
Australia	45	51	(6)
United Kingdom	11	10	1
	379	401	(22)
Dividend from Canary Wharf	—	31	(31)
Other	(1)	10	(11)
Total operating cash flow	378	442	(64)
Interest expense and co-investor interests	(212)	(259)	47
Net operating cash flow	$166	$183	$(17)

Operating cash flow from current properties declined by $22 million, representing a 1.2% increase in net rental income in local currencies, offset by a $26 million variance due to lower foreign exchange rates on non-U.S. rents. We leased 1.8 million square feet in our North American portfolio during the first quarter of 2009 at an average net rent of $14.01 per square foot, replacing expiring leases that averaged $13.53 per square foot.

We received a $31 million dividend from our interest in Canary Wharf in the first quarter of 2008 contributing to higher total operating cash flow in that period.

Net operating cash flow benefited from a $47 million decrease in interest expense and co-investors’ interests in the first quarter of 2009 due largely to the impact of lower interest rates on floating rate debt and lower foreign exchange rates on non-U.S. debt. The maturity profile of our borrowings is relatively modest for the next two years and we continue to roll over existing maturities in the normal course of business. Accordingly, we do not expect our overall borrowing costs to increase significantly as a result of the current higher credit spread environment and are taking steps to lock in lower underlying interest rates.

Our total portfolio worldwide occupancy rate at the end of March 31, 2009 was 96.0% (December 31, 2008 – 96.6%), and the average term of the leases was 7.7 years up from 7.2 years at December 31, 2008. Annual lease expiries average 5% over the next four years with only 2% and 5% expiring in 2009 and 2010, respectively.

	Current	Average	Net Leasable	Currently	Expiring Leases (000’s Sq ft)
AS AT MARCH 31, 2009	Occupancy	Term	Area	Available	2009	2010	2011	2012	2013	2014	2015	2016+
United States	95%	7.5	42,433	2,334	895	1,635	2,800	3,518	7,148	3,151	3,640	17,312
Canada	99%	7.2	16,299	248	243	1,110	1,342	1,321	3,214	488	2,397	5,936
United Kingdom	95%	16.4	1,662	86	9	48	16	57	25	35	—	1,386
Australasia	99%	8.0	9,424	120	504	462	440	249	356	614	799	5,880
Total/Average	96%	7.7	69,818	2,788	1,651	3,255	4,598	5,145	10,743	4,288	6,836	30,514
Percentage of Total				4%	2%	5%	7%	7%	16%	6%	10%	43%

In North America average in-place net rents across the portfolio have remained unchanged at $23 per square foot from the end of last year reflecting increases in local currency rents offset by lower exchange rates into U.S. currency for rents in Canadian markets, and continue to be at a significant discount to the average rents in our financial markets, which we estimate to be $29 per

Brookfield Asset Management | Q1 /2009 INTERIM REPORT 13

square foot. This discount provides greater assurance that we will be able to maintain or increase our net rental income in the coming years, notwithstanding the present difficult economic environment.

Average in-place rents in our Australian portfolio are $33 per square foot, approximately 10% below market rents. The occupancy rate across the portfolio remains high at 99% and the weighted average lease term is eight years. Our seventeen largest tenants have a weighted average lease life of nine years and account for approximately 70% of our leasable area. These tenants have an average rating profile of A+.

The high quality of our properties has enabled us to sign long-term leases with high quality tenants that have strong credit profiles. The contractual terms of these leases provide a high level of assurance that rents will be paid as expected unless a bankruptcy event occurs. Notwithstanding the recent economic turmoil, only approximately 100,000 square feet was returned to us as a result of credit events since our last report. Furthermore, the competitive positions of our properties in their respective markets help to enable us to attract new tenants from lower quality buildings to fill any excess in vacant space.

The following table sets out the consolidated assets and net capital invested in our office property operations by region:

	March 31, 2009					December 31, 2008
(MILLIONS)	Consolidated Assets	Consolidated Liabilities	Co-Investor Interests		Net Invested Capital	Consolidated Assets	Consolidated Liabilities	Co-Investor Interests		Net Invested Capital
Office properties
North America	$7,807	$5,706	$—		$2,101	$7,887	$5,675	$—		$2,212
U.S. Core Office Fund	7,369	5,724	903	[1]	742	7,395	5,729	923	[1]	743
Australasia	2,734	1,562	105		1,067	2,458	1,283	102		1,073
Europe	975	624	—		351	986	642	—		344
Other assets and liabilities
Intangible items	776	716	—		60	841	761	—		80
Working capital	56	68	—		(12)	90	57	—		33
	$19,717	$14,400	$1,008		$4,309	$19,657	$14,147	$1,025		$4,485
1	Includes $674 million (December 31, 2008 – $711 million) of co-investor interests that are classified as liabilities for accounting purposes

Consolidated office property assets were unchanged from $19.7 billion at year end. Consolidated assets and liabilities in Australia increased as three properties reached practical completion and were transferred from commercial developments to operating properties. The consolidated carrying value of our North American properties is approximately $249 per square foot, substantially less than the estimated replacement cost of these assets.

During the quarter we completed $0.3 billion of financings to replace near-term maturities. Core office property debt at March 31, 2009 had an average interest rate of 6% and an average term to maturity of seven years, generally matching the lease profile. The debt to capitalization based on the underlying values as at December 31, 2008 is approximately 61%.

Intangible items include a portion of the purchase price of properties totalling $776 million that has been attributed to items such as above-market leases and tenant relationships, as well as $716 million of deferred credits in respect of items such as below-market tenant and land leases.

Retail

The following table summarizes invested capital and operating cash flow in our retail property operations:

	Invested Capital				Operating Cash Flow
	Total		Net		Total		Net
AS AT AND FOR THE THREE MONTHS ENDED (MILLIONS)	Mar. 31 2009	Dec. 31 2008	Mar. 31 2009	Dec. 31 2008	Mar. 31 2009	Mar. 31 2008	Mar. 31 2009	Mar. 31 2008
Retail properties	$985	$962	$985	$962	$24	$21	$24	$21
Working capital/operating costs	386	364	63	(136)			(3)	(4)
Borrowings/interest expense			(839)	(614)			(12)	(23)
Co-investor interests			(127)	(122)			(8)	5
	$1,371	$1,326	$82	$90	$24	$21	$1	$(1)

14 Brookfield Asset Management | Q1 /2009 INTERIM REPORT

Total operating cash flows increased to $24 million in the first quarter of 2009 compared to $21 million in 2008. We experienced higher net rental income within existing properties, however a meaningful portion of the portfolio continues to be under redevelopment and therefore is not contributing towards current results.

Total rents are comprised of a fixed monthly rent plus a percentage of sales. Rents per gross leasable area averaged R$18 per square foot in the first quarter of 2009 versus R$16 per square foot in 2008. Retail sales within the portfolio averaged R$230 per square foot in the first three months of 2009 compared to R$226 per square foot in the first quarter of 2008, representing an increase of 2%.

Consolidated assets and net invested capital are largely unchanged from the end of 2008. Borrowings include $121 million of debt, which is guaranteed on a several basis by the obligations of ourselves and our partners to subscribe for capital in the applicable fund equal to the outstanding balance.

Underlying Value

The underlying values of the consolidated assets and net equity of our commercial portfolio were determined to be $23.9 billion and $7.8 billion, respectively, as at December 31, 2008. The key metrics used in each geographic region are set out in the following table:

	North America			Australia			United Kingdom
	Minimum	Maximum	Average	Minimum	Maximum	Average	Minimum		Maximum		Average
Discount rate	6.5%	13.0%	8.2%	6.3%	9.4%	7.0%	5.5%		8.5%		6.2%
Terminal capitalization rate	5.7%	9.0%	6.9%	8.5%	11.0%	8.9%	5.5%		8.5%		6.2%
Exit date	2010	2041	2017	2018	2018	2018	n/a	[1]	n/a	[1]	n/a	[1]
1	U.K. valuations assume properties held in perpetuity

The underlying value of our combined commercial office and retail portfolio represents a 7.2% “going in” capitalization rate based on the 2008 total operating cash flows, excluding gains. The valuations are most sensitive to changes in the discount rate. A 100 basis point change in the discount rate results in a $1.4 billion change in our common equity value after reflecting the interests of minority shareholders.

Renewable Power Generation

We have assembled one of the largest privately owned hydroelectric power generating portfolios in the world. Our power generating operations are located on river systems in the U.S., Canada and Brazil. As at March 31, 2009, we owned and managed 163 conventional hydroelectric generating stations with a combined generating capacity of approximately 3,155 megawatts. We also own and operate two natural gas-fired plants, a 600 megawatt pumped storage facility and a 189 megawatt wind energy project. Overall, our assets represent 4,159 megawatts of generating capacity and annual generation of approximately 15,000 gigawatts based on long-term averages.

The following table summarizes our invested capital at the end of the first quarter of 2009 and end of last year, and the net operating cash flow generated by our power generating operations during the first quarter of 2009 and 2008:

	Invested Capital				Operating Cash Flow
	Total		Net		Total		Net
AS AT AND FOR THE THREE MONTHS ENDED (MILLIONS)	Mar. 31 2009	Dec. 31 2008	Mar. 31 2009	Dec. 31 2008	Mar. 31 2009	Mar. 31 2008	Mar. 31 2009	Mar. 31 2008
Hydroelectric generation	$4,226	$4,223	$4,226	$4,223	$194	$226	$194	$226
Wind, pumped storage and co-generation	478	479	478	479	16	25	16	25
Development	211	253	211	253	—	—	—	—
Disposition gains					29	—	29	—
	4,915	4,955	4,915	4,955	239	251	239	251
Cash and financial assets	370	357	370	357			—	—
Working capital	1,248	1,161	358	335			(7)	(2)
Unsecured corporate power borrowings			(786)	(653)			(11)	(11)
Property-specific debt/interest expense			(3,535)	(3,587)			(64)	(67)
Co-investor interests			(245)	(192)			(26)	(23)
	$6,533	$6,473	$1,077	$1,215	$239	$251	$131	$148
Underlying value		$12,051		$6,639

Brookfield Asset Management | Q1 /2009 INTERIM REPORT 15

Net operating cash flow declined by $17 million from the first quarter of 2008 to $131 million in the first quarter of 2009. Generation remained relatively unchanged from last year but lower gas prices and the strengthening of the U.S. dollar compared to the Canadian and Brazilian currencies negatively impacted our net operating net cash flow resulting in a $32 million decrease in the contribution from our hydroelectric facilities. We realized a gain of $29 million on the transfer of our wind facility in Ontario and our Pingston operations in British Columbia to the Great Lakes Hydro Income Fund during the quarter, which offset much of the decline.

Realized Prices and Operating Margins

The following table illustrates revenues and operating costs for our hydroelectric facilities:

	2009				2008
FOR THE THREE MONTHS ENDED MARCH 31 (GIGAWATT HOURS AND $ MILLIONS)	Actual Production	Realized Revenues	Operating Costs	Operating Cash Flows	Actual Production	Realized Revenues	Operating Costs	Operating Cash Flows
United States	1,837	$141	$32	$109	1,965	$166	$37	$129
Canada	1,195	74	22	52	1,396	94	22	72
Brazil	705	46	13	33	416	34	9	25
Total	3,737	$261	$67	$194	3,777	$294	$68	$226
Per MWh		$70	$18	$52		$78	$18	$60

Our strategy of forward selling generation (described below under “Contract Profile”) ensures that short-term fluctuations in market prices do not meaningfully impact our results. Accordingly, the realized prices from our hydro portfolio decreased by 10% compared to 2008 levels, as opposed to a 28% decline in spot market prices. Realizable prices also reflected the impact of a stronger U.S. dollar on our Canadian and Brazilian operations, lowering the U.S. equivalent of revenues in those jurisdictions. Operating costs remained consistent with last year on an aggregate and per unit basis.

Cash flow from our non-hydro facilities declined from $25 million in the first quarter of 2008 to $16 million in the first quarter of 2009. Results were negatively impacted by higher fuel costs at our gas-fired facility located in Ontario due to expiration of our long-term, low-cost supply agreement at the end of 2008. Last year’s results were positively impacted by the resale of the low-cost contracted gas at higher market prices in that period.

Generation

The following table summarizes generation during the first quarter of 2009 and 2008:

		Actual Production		Variance to
FOR THE THREE MONTHS ENDED MARCH 31 (GIGAWATT HOURS)	Long-Term Average	2009	2008	Long-Term Average	Actual 2008
Existing capacity	3,218	3,410	3,777	192	(367)
Acquisitions – during 2008 and 2009	345	327	—	(18)	327
Total hydroelectric operations	3,563	3,737	3,777	174	(40)
Wind energy	141	114	118	(27)	(4)
Co-generation and pumped storage	312	184	313	(128)	(129)
Total generation	4,016	4,035	4,208	19	(173)

Hydroelectric generation during the first quarter was similar to results from the same quarter last year and 5% above our long-term average. Generation from existing hydroelectric capacity (i.e. “same store” basis) was 367 gigawatt hours lower than the comparable quarter, during which we experienced higher above-average water flow, however this variance was largely offset by recently acquired or commissioned assets which generated 327 gigawatt hours.

Our geographic distribution provides diversification of water flows to minimize the overall impact of hydrology fluctuations. In North America, most of our systems have access to water reservoirs in which we can store approximately 21% of our annual generation, providing partial protection against short-term changes in water supply and enabling us to optimize selling prices by generating and selling power during higher-priced peak periods.

Almost all of our facilities in Brazil participate in a national program that levels hydrology results among regions, resulting in particularly stable generation results. This impacts almost 20% of our expected generation.

16 Brookfield Asset Management | Q1 /2009 INTERIM REPORT

Contract Profile

Consistent with our strategy to establish lower volatility revenue streams, the prices for approximately 75% of our projected generation for 2009 and 2010 are contracted pursuant to long-term bilateral power sales agreements or shorter-term financial contracts. The remaining generation is sold into wholesale electricity markets when certainty of generation is confirmed.

Our long-term sales contracts, which account for more than 50% of total generation, have an average term of 13 years. The majority of our counterparties are investment grade in nature, including a number of government agencies. The financial contracts typically have a term of less than two years and are with high credit-worthy counterparties or otherwise supported by credit-mitigation features such as parental guarantees or collateral arrangements.

The following table sets out the profile of our contracts over the next five years from our existing facilities, assuming long-term average hydrology:

	Years ended December 31
	Balance of 2009	2010	2011	2012	2013
Generation (GWh)
Contracted
Power sales agreements	5,818	7,856	7,380	6,620	6,385
Financial contracts	3,450	2,912	—	—	—
Uncontracted	2,009	4,334	7,722	8,482	8,717
	11,277	15,102	15,102	15,102	15,102
Contracted generation
% of total	82%	71%	49%	44%	42%
Revenue ($millions)	625	776	539	505	498
Price ($/MWh)	67	72	73	76	78

The average selling price for contracted power increases over the next five years to $78 per megawatt hour from $67 per megawatt hour, reflecting contractual step-ups in long duration contracts with locked-in prices and the expiry of lower-priced contracts during the period.

Financial Position

Consolidated assets remained relatively unchanged during the first quarter as investments in the development of new capacity were offset by accounting depreciation.

In early 2009, we commenced commercial operations of a new hydroelectric facility in Brazil with the capacity to generate 20 megawatts of electricity. Currently we have two other projects under construction in Brazil, which total 65 megawatts of installed capacity and are expected to commence commercial operations in the second half of 2009.

Property-specific debt has an average interest rate of 7%, an average term of 12 years and is all investment grade quality. The corporate unsecured notes bear interest at an average rate of 6%, have an average term of seven years and are rated BBB by S&P, BBB (high) by DBRS and BBB by Fitch.

Underlying Value

The underlying value of our power generation portfolio was determined to be $6.6 billion as at December 31, 2008 in total after deducting borrowings and minority interests. The total valuation of our hydroelectric facilities of $12.1 billion represents a “going-in” capitalization rate of 7.6% based on 2008 cash flows adjusted to reflect long-term average hydrology. The valuations are impacted primarily by the discount rate and long-term power prices. A 100-basis point change in the discount rate and a 10% change in long-term power prices will each impact the value of our net invested capital by $0.9 billion.

Infrastructure

Our infrastructure activities are currently concentrated in the timber and electricity transmission sectors, although we intend to expand into new sectors that provide similar investment characteristics. Our operations are located primarily in the United States, Canada, Chile and Brazil and are primarily owned through funds and specialty listed issuers that we manage. The invested capital and net operating cash flows contributed by these operations are summarized in the following table:

Brookfield Asset Management | Q1 /2009 INTERIM REPORT 17

	Invested Capital				Operating Cash Flow
	Total		Net		Total		Net
AS AT AND FOR THE THREE MONTHS ENDED (MILLIONS)	Mar. 31 2009	Dec. 31 2008	Mar. 31 2009	Dec. 31 2008	Mar. 31 2009	Mar. 31 2008	Mar. 31 2009	Mar. 31 2008
Timberlands	$3,526	$3,557	$518	$439	$32	$39	$7	$8
Transmission	811	856	325	322	22	28	12	20
	$4,337	$4,413	$843	$761	$54	$67	$19	$28
Underlying value		$5,059		$974

Timber

Timber operations contributed $32 million of total operating cash flow during the first quarter of 2009 compared to $39 million in 2008. Net operating cash flow declined to $7 million from $8 million. Consolidated assets held within our timber operations and related borrowing levels were relatively unchanged during the quarter. We increased the level of net invested capital in our global timber fund.

	Invested Capital				Operating Cash Flow
	Total		Net		Total		Net
AS AT AND FOR THE THREE MONTHS ENDED (MILLIONS)	Mar. 31 2009	Dec. 31 2008	Mar. 31 2009	Dec. 31 2008	Mar. 31 2009	Mar. 31 2008	Mar. 31 2009	Mar. 31 2008
Timberlands
Western North America	$2,586	$2,613			$22	$33
Eastern North America	150	150			9	5
Brazil	66	63			1	1
	2,802	2,826	$2,802	$2,826	32	39	$32	$39
Working capital/other expenses	724	731	163	158			—	(1)
Property-specific debt/interest expense			(1,550)	(1,550)			(22)	(22)
Co-investor interests			(897)	(995)			(3)	(8)
	$3,526	$3,557	$518	$439	$32	$39	$7	$8
Underlying value		$4,164		$613

The decline in operating cash flow was due largely to lower demand for timber, which led to lower timber prices in both the domestic and export markets in 2009. Realized prices across our operations declined by approximately 21% in the first quarter. In response, we continue to exploit the flexibility inherent in timber management which allows us to defer harvesting until prices recover and also allows the trees to continue to grow, which we believe will maximize the value of this business over the long term. Notwithstanding the lower prices, operating margins increased slightly due to lower operating and fuel costs. Interest costs were in line with the prior year while co-investor interests in operating cash flows declined in line with the reduction in operating cash flows. Our eastern North American operations had an exceptionally strong quarter due to increased demand and favourable operating conditions.

The following table summarizes the operating results from our timber operations:

	2009			2008
FOR THE THREE MONTHS ENDED MARCH 31	Sales (000’s m3)	Revenue per m3	Revenue ($ millions)	Sales (000’s m3)	Revenue per m3	Revenue ($ millions)
Western North America
Douglas fir	480	$80	$38	614	$86	$53
Whitewood	151	59	9	278	63	18
Other species	194	75	15	195	103	20
	825	75	62	1,087	83	91
Eastern North America and Brazil	815	34	27	569	37	21
	1,640	$54	$89	1,656	$68	$112

We sold 1.6 million cubic metres of timber during the first quarter of 2009, similar to the same period in 2008. Sales volumes for Douglas fir and Whitewood species utilized in the U.S. homebuilding industry decreased over the prior year. Sales volumes of other species were in line with the prior year due to better relative market conditions for pulp logs and cedar. Eastern North America and Brazil volume increased relative to 2008. We intend to harvest our Western North American timberlands at reduced levels for the

18 Brookfield Asset Management | Q1 /2009 INTERIM REPORT

remainder of 2009 in order to preserve inventory and maximize future value. Accordingly, we expect harvest levels in Canada and the U.S. to be approximately 30% and 50% below 2008 levels, respectively.

Transmission

Transmission operations contributed $22 million of total operating cash flow during the first quarter of 2009 compared to $28 million in the same period in 2008. Net operating cash flow totalled $12 million in the first quarter of 2009 compared to $20 million in the same period in 2008. The decline reflects non-recurring revenue in 2008 and lower currency exchange values in 2009.

	Invested Capital				Operating Cash Flow
	Total		Net		Total		Net
AS AT AND FOR THE THREE MONTHS ENDED (MILLIONS)	Mar. 31 2009	Dec. 31 2008	Mar. 31 2009	Dec. 31 2008	Mar. 31 2009	Mar. 31 2008	Mar. 31 2009	Mar. 31 2008
Transmission facilities and investments
Chile	$343	$324			$12	$15
North America	150	158			8	10
Brazil	206	207			1	2
	699	689	$699	$689	21	27	$21	$27
Working capital/other expenses	112	167	60	116	1	1	—	—
Property-specific debt/interest expense			(205)	(237)	—	—	(4)	(3)
	811	856	554	568	22	28	17	24
Co-investor interests			(229)	(246)	—	—	(5)	(4)
	$811	$856	$325	$322	$22	$28	$12	$20
Underlying value		$895		$361

Our transmission operations generate stable revenues that are largely governed by regulated frameworks and long-term contracts. Accordingly, we expect this segment to produce consistent revenue and margins over the long-term that should increase with inflation and other factors such as operational improvements. We also expect to achieve continued growth in revenues and income by investing additional capital into our existing operations.

Notwithstanding the regulatory arrangements, net operating cash flows declined by $8 million in the first quarter of 2009. The 2008 quarter results reflect non-recurring revenue in respect of a retroactive rate base increase within our Chilean operations which contributed $4 million in that period, as well as the benefit of a stronger Canadian dollar reducing the U.S. equivalent of the contribution from these operations in the 2009 quarter. The operating margin at our Chilean transmission operations excluding the non-recurring revenue was 83%, which is in line with historical levels.

Consolidated assets and net invested capital held within our transmission operations were relatively unchanged during the quarter. Our interests in the Brazilian transmission lines which are held through 41%-owned Brookfield Infrastructure Partners are in the process of being sold. We exercised our rights to sell this investment pursuant to our original purchase agreement for an inflation adjusted return of 14.8%. We expect to receive total proceeds of approximately $275 million inclusive of hedge proceeds. To date, we have received $70 million of proceeds with the balance to be received upon closing, which should occur during the second quarter of 2009, subject to receipt of regulatory and other approvals.

We were awarded the rights to build a $500 million transmission system in the state of Texas during the quarter. The project will be developed over the next two years with commercial operations expected in 2011. The project will be shared 50/50 by us and our joint venture partner, with returns governed by a regulated framework.

Underlying Value

The net asset value of our infrastructure operations was determined to be $1.0 billion as at December 31, 2008 after deducting borrowings and minority interests.

The valuations of our timberlands are based on independent appraisals. Key assumptions include a weighted average discount and terminal capitalization rate of 6.5% at a terminal valuation date of 72 years on average. Timber prices were based on a combination of forward prices available in the market and the price forecasts of each appraisal firm.

The valuation of our transmission operations is based on the contractual sale price for our Brazilian interests, an independent valuation of our Chilean transmission business, and an internal valuation of our Northern Ontario operations based on the regulated

Brookfield Asset Management | Q1 /2009 INTERIM REPORT 19

rate base. In valuing our Chilean transmission business, key assumptions included a weighted average discount rate of 11.0%, a terminal capitalization rate of 8.6% and an average terminal valuation date of 2023.

Development and Other Properties

Development and other properties include our opportunity investment funds, residential operations, properties that are under development and held for development and construction activities.

	Invested Capital				Operating Cash Flow
	Total		Net		Total		Net
AS AT AND FOR THE THREE MONTHS ENDED (MILLIONS)	Mar. 31 2009	Dec. 31 2008	Mar. 31 2009	Dec. 31 2008	Mar. 31 2009	Mar. 31 2008	Mar. 31 2009	Mar. 31 2008
Opportunity investments	$1,293	$1,295	$157	$183	$16	$31	$6	$11
Residential	3,913	3,820	341	171	(2)	16	(5)	18
Under development	1,665	1,970	770	742	2	2	2	(14)
Held for development	2,201	2,260	1,529	1,693	—	—	—	—
Construction activities	1,229	1,299	556	545	12	14	12	14
	$10,301	$10,644	$3,353	$3,334	$28	$63	$15	$29
Underlying value		$10,619		$3,313

Opportunity Investments

We manage niche real estate opportunity funds with $516 million of committed capital (Brookfield’s share – $212 million).

Total property assets within the funds were approximately $1.3 billion at March 31, 2009 unchanged from year end. The portfolio of 95 properties is comprised predominantly of office properties in a number of cities across North America as well as smaller investments in industrial, student housing, multi-family and other property asset classes.

Net operating cash flows were $6 million in the current quarter compared to $11 million in the first quarter of 2008. The 2008 quarter included disposition gains of $9 million (our share – $5 million). Due to the focus on value enhancement and the relatively short hold period for properties, we expect that most of our returns will come from disposition gains, as opposed to net rental income.

Residential

We reported lower cash flows from our residential operations. The overall results from our U.S. operations were unchanged, although operating margins improved. The Canadian operations experienced favourable margins but lower sales. Our Brazil operations experienced record sales and launches during the quarter, but lower cash flow because revenues are recorded on a percentage-of-completion basis and therefore not always reflective of current period sales activity.

	Invested Capital				Operating Cash Flow
	Total		Net		Total		Net
AS AT AND FOR THE THREE MONTHS ENDED (MILLIONS)	Mar. 31 2009	Dec. 31 2008	Mar. 31 2009	Dec. 31 2008	Mar. 31 2009	Mar. 31 2008	Mar. 31 2009	Mar. 31 2008
Residential properties
Canada	$450	$478	$450	$478	$6	$18
Brazil	2,071	1,878	886	735	13	18
Australia	470	486	470	486	(2)	—
United States	922	978	782	821	(3)	(14)
Impairment charge – U.S. operations					(16)	(6)
	3,913	3,820	2,588	2,520	(2)	16	$(2)	$16
Subsidiary borrowings/interest expense[1]			(1,646)	(1,727)			(9)	(5)
Cash taxes			—	—			1	6
Co-investor interests			(601)	(622)			5	1
	$3,913	$3,820	$341	$171	$(2)	$16	$(5)	$18
1 Portion of interest expensed through cost of sales

20 Brookfield Asset Management | Q1 /2009 INTERIM REPORT

Total assets, which include property assets as well as housing inventory, cash and cash equivalents and other working capital balances, increased since 2008 reflecting expansion within our Brazil operations. Subsidiary borrowings, which were unchanged during the period, consist primarily of construction financings which are repaid with the proceeds received from sales of building lots, single-family houses and condominiums, and are generally renewed on a rolling basis as new construction commences.

The net operating cash flows attributable to each of these business units, reflecting the interest of Brookfield Properties shareholders, are as follows:

FOR THE THREE MONTHS ENDED MARCH 31 (MILLIONS)	2009	2008	Variance
Canada	$6	$18	$(12)
Brazil	3	8	(5)
Australia	(5)	—	(5)
United States	(9)	(8)	(1)
	(5)	18	(23)
Less: minority interests of Brookfield Properties in Canadian operations	(3)	(9)	6
	$(8)	$9	$(17)

Canada

We continue to benefit, albeit at a slower pace, from our strong market position and low-cost land bank, particularly in Alberta where we hold a 23% market share in Calgary. Our Canadian operations contributed $6 million of net operating cash flow during the quarter, compared to $18 million in the first quarter of 2008. We share approximately 50% of the cash flows (and the changes therein) with the minority shareholders of Brookfield Properties. The net contribution, reflecting these interests, was $3 million in the quarter and $9 million in 2008. The decrease in cash flows is due primarily to lower home sales, which declined from 140 units in 2008 to 85 units in 2009. Operating margins were 15% compared to 22% in 2008.

Brazil

During the first quarter of 2009, we achieved record launches totalling R$267 million (2008 – R$127 million) of sales value in our Brazilian operations, an increase of 111% over the same period last year. Contracted sales totalled R$306 million (2008 – R$239 million), an increase of 28% over the first quarter of 2008. These contracted sales will generate revenues to be recorded in current and future periods as units are constructed. Net operating cash flow declined due to a lower pace of construction, which reduced the amount of income recognized under the percentage-of-completion basis. However the current construction schedule should enable this business to increase results during the latter half of 2009 and 2010.

We have continued to expand our Brazil operations through the acquisition of MB Engenharia and a merger with Company S.A. in 2008. These transactions increased our market position in São Paulo and Rio de Janeiro and also established a meaningful presence in the mid-west region of Brazil, including Brasilia and Goiânia. In addition, we completed a rights offering in February through which we invested $62 million in the business. The additional capital will help support growth plans which include an extended product offering into the important middle income segment, thereby providing a strong complement to our existing presence in the higher income segment.

Australia

Our Australian operations incurred $2 million and $5 million of operating cash outflow on a total and net basis. The carrying values of projects reflect our acquisition of this business in 2007 and therefore already include much of the expected development profits. Accordingly, margins are expected to be low in the first few years of ownership.

United States

Our U.S. operations incurred $3 million of cash outflows before interest, taxes and non-controlling interests during the first quarter of 2009, compared to $14 million of cash outflows during the 2008 quarter. The operations also recorded an impairment charge of $16 million to reduce the carrying value of higher cost land and option positions, versus $6 million in the 2008 quarter. Our share of the net operating loss, after taking into consideration impairment charges, interest, taxes and non-controlling interests was $9 million, consistent with 2008. The gross margin from housing sales was approximately 10% compared with 16% last year. We closed on 74 units during the quarter (2008 – 120 units) at an average selling price of $483,000 (2008 – $571,000). The sales backlog at the end of the quarter was 213 units compared to 266 units in 2008.

Brookfield Asset Management | Q1 /2009 INTERIM REPORT 21

In April 2009, we invested $248 million in these operations through the purchase of convertible preferred shares, increasing our interest to 82% on a fully diluted basis. The proceeds of the share issue were used to repay loans advanced by us to the company which were included in Financial Assets.

Under Development

Properties under development include both active development projects as well as properties that we are redeveloping to enhance their value. We are also developing a number of hydroelectric generating plants and retail properties which are included under “Renewable Power Generation” and “Commercial Properties – Retail”, respectively.

In the first quarter of 2009, we recorded $2 million of cash flow from these operations, compared to $14 million of charges in the same period of 2008. Development costs, including interest, are typically capitalized to the carrying values and any income is applied to reduce these carrying values, although income is recognized periodically, for example, on dispositions.

	Invested Capital
	Total		Net
(MILLIONS)	Mar. 31 2009	Dec. 31 2008	Mar. 31 2009	Dec. 31 2008
Commercial properties
North America
– Bay Adelaide office tower	$518	$510	$518	$510
– Other	312	324	312	324
Australasia
– Macquarie Tower	—	230	—	230
– Others	464	496	464	496
United Kingdom	113	102	113	102
Brazil	258	308	258	308
Borrowings	—	—	(895)	(1,228)
	$1,665	$1,970	$770	$742

Current development initiatives in North America are focused on the construction of a 1.2 million square foot premier office property on the Bay Adelaide Centre site located in Toronto’s downtown financial district, representing a book value of $518 million (2008 – $510 million), and properties in Washington, D.C. Bay Adelaide Centre is 73% pre-leased and scheduled for occupancy in the third quarter of 2009. We are also continuing the redevelopment of a 269,000 square foot property in Washington D.C.

We have 2.1 million square feet of commercial property space under development in Australia. Current developments include five properties in Sydney, Melbourne, Auckland and Perth, all of which are substantially preleased to tenants such as Sydney Water, Australia Post and Deloitte, with a collective book value of $464 million. Our Macquarie Tower development and two other developments which are all 100% leased, were completed and transferred into commercial operations during the first quarter of 2009. We have also commenced the construction of a 900,000 square foot premier office property in Perth, which is 82% leased to BHP Billiton, representing invested capital at the end of the first quarter of $110 million (2008 – $94 million).

In the United Kingdom, we own a proportionate share of approximately 7.9 million square feet of commercial space development density at Canary Wharf in London of which 1.3 million is currently under active development, and substantially pre-leased.

Property-specific financing includes debt secured by Bay Adelaide Centre in North America as well as debt associated with developments in Australia and the United Kingdom, and declined with the transfer of debt secured by the Australia properties completed during the quarter.

Held for Development

We acquire land and long-term rights on land, seek entitlements to construct, and then either sell the development once it has been improved or build the project ourselves. We typically hold these developments directly, given that they do not generate current cash flow until the project is completed, at which time it can be transferred to an existing portfolio or sold outright. Accordingly, we do not typically record ongoing cash flow in respect of properties held for development and the associated development costs are capitalized until this event occurs, at which time any disposition gain or loss is recognized.

22 Brookfield Asset Management | Q1 /2009 INTERIM REPORT

	Invested Capital
	Total		Net
(MILLIONS)	Mar. 31 2009	Dec. 31 2008	Mar. 31 2009	Dec. 31 2008
Commercial office properties
Ninth Avenue, New York	$276	$269	$276	$269
Other North America	121	122	121	122
Australia and U.K.	278	310	278	310
Residential lots
North America	735	718	735	718
Brazil	289	352	289	352
Australia and U.K.	363	353	363	353
Rural development lands
Brazil	139	136	130	136
Borrowings / working capital	—	—	(663)	(567)
	$2,201	$2,260	$1,529	$1,693

Commercial Office Properties

We own well-positioned land on Ninth Avenue between 31st Street and 33rd Street in New York City which is entitled for 5.4 million square feet of commercial office space. We will commence construction of this property once the necessary pre-leasing has occurred, similar to our strategy with other commercial developments. We also own development sites in our core markets including North American, Australian and U.K. locations.

Residential Lots

Residential development properties include land, both owned and optioned, which is in the process of being developed for sale as residential lots, but not expected to enter the homebuilding process for more than three years. We utilize options to control lots for future years in our higher land cost markets in order to reduce risk and hold options on approximately 11,000 lots which are located predominantly in California and Virginia. We hold 15,016 acres of development land in Alberta and approximately 15,000 residential lots, homes and condominium units in our markets in Australia and New Zealand. We also hold development land in Brazil which can accommodate up to 80 million square feet of residential development and a total sales value of $6.7 billion.

Rural Development Lands

We own approximately 372,000 acres of prime agricultural development land in the Brazilian States of São Paulo, Minas Gerais, Mato Grosso do Sul and Mato Grosso. These properties are being used for agricultural purposes, including the harvest of sugar cane for its use in the production of ethanol, which is used largely as a gasoline substitute. We also hold 33,200 acres of potentially higher and better use land adjacent to our Western North American timberlands, included within our Timberlands segment, which we intend to convert into residential and other purpose land over time.

Construction Activities

The following table summarizes the operating results from our construction operations:

	Invested Capital				Operating Cash Flow
	Total		Net		Total		Net
AS AT AND FOR THE THREE MONTHS ENDED (MILLIONS)	Mar. 31 2009	Dec. 31 2008	Mar. 31 2009	Dec. 31 2008	Mar. 31 2009	Mar. 31 2008	Mar. 31 2009	Mar. 31 2008
Australia	$3	$1			$5	$10
Middle East	24	49			7	5
United Kingdom	73	74			—	(1)
	100	124	$100	$124	12	14	$12	$14
Working capital and other	1,129	1,175	456	421			—	—
	$1,229	$1,299	$556	$545	$12	$14	$12	$14

We conduct the majority of our construction activities in Australia and the Middle East with each region accounting for approximately one-half of the outstanding backlog. Our construction activities are focused on large scale construction of real estate and infrastructure assets.

Brookfield Asset Management | Q1 /2009 INTERIM REPORT 23

The revenue work book totalled $4.1 billion at the end of the quarter (December 31, 2008 – $4.8 billion) and represented 3.5 years of scheduled activity.

The following table summarizes the work book at the end of the first quarter of 2009 and end of last year:

(MILLIONS)	Mar. 31 2009	Dec. 31 2008
Australia	$1,855	$2,254
Middle East	1,567	1,828
United Kingdom	716	727
	$4,138	$4,809

Underlying Value

The underlying value of our development assets after deducting borrowings and minority interests was $3.3 billion as at December 31, 2008 equal to the net book value of our invested capital.

The valuation of residential development lots, which are considered inventory for these purposes, reflects the lower of the existing carrying value and their expected net realizable value. Net realization value is determined as the value at the anticipated time of sale less costs to complete, typically discounted at a rate of 12%-15%. Many of our land holdings, particularly those located in Alberta, were acquired many years ago. Accordingly, while we believe the fair value of these lands significantly exceeds existing carrying value, the carrying value for IFRS purposes will be the lower amount.

Values attributable to commercial office property developments reflect the estimated value at completion less the remaining capital expenditures, all discounted to the current period using discount rates of 7%-9%.

Specialty Funds

We conduct bridge lending, restructuring and real estate finance activities. Although our primary focus throughout the broader organization is property, power and infrastructure assets, our mandates within our bridge lending and restructuring funds also include related industries which have tangible assets and visible cash flows, particularly where we have expertise as a result of previous investment experience.

Specialty investment funds generated net operating cash flow of $8 million during the first quarter of 2009 compared with $44 million for the same period in 2008.

	Invested Capital				Operating Cash Flow
	Total		Net		Total		Net
AS AT AND FOR THE THREE MONTHS ENDED (MILLIONS)	Mar. 31 2009	Dec. 31 2008	Mar. 31 2009	Dec. 31 2008	Mar. 31 2009	Mar. 31 2008	Mar. 31 2009	Mar. 31 2008
Restructuring	$1,500	$1,625	$396	$384	$4	$40	$(5)	$10
Real estate finance	2,074	2,045	323	298	29	37	8	7
Bridge lending	253	269	176	188	6	18	5	17
Securities valuation gain					—	10	—	10
	$3,827	$3,939	$895	$870	$39	$105	$8	$44
Underlying value		$4,023		$903

Restructuring

We operate two restructuring funds. Our first fund, Tricap Restructuring Fund (“Tricap I”) completed its investment period in 2007 and we continue to manage and harvest the remaining invested capital of $267 million. Tricap Partners II (“Tricap II”), which now has C$1 billion of committed capital, has deployed substantially all of its available commitments.

Our two most significant investments in Tricap I are Western Forest Products Inc. (“Western Forest Products”), a western Canadian lumber producer, and Concert Industries Ltd., a leading producer of air-laid woven fabric with operations in Quebec and Germany. Investments in Tricap II include Longview Manufacturing, which is a U.S.-based container board and pulp company and Maax Bath Inc., a Canadian-based producer of bathroom fixtures. Tricap II also holds several investments in the oil and gas sector.

24 Brookfield Asset Management | Q1 /2009 INTERIM REPORT

Net operating cash outflows were $5 million in the first quarter of 2009 compared to net operating cash inflows of $10 million during the 2008 quarter. The reduction is due primarily to losses recorded by Western Forest Products, which continues to face a challenging operating environment.

Most of our investments are in companies that operate in cyclical industries with viable long-term operating plans and unviable capital structures; this combination typically gives rise to attractive restructuring opportunities. Our focus continues to be on restoring the financial health of the businesses to ensure that they can execute their long-term business plans, at which time we will typically sell our investment. As a result, we expect that the majority of our returns will come in the form of disposition gains because cash flows during the restructuring period are often below normalized levels.

Real Estate Finance

We operate three real estate finance funds with total committed capital of approximately $1.9 billion, of which our share is approximately $380 million. Our first fund, the $600 million Brookfield Real Estate Finance Partners (BREF I) completed its investment period in 2007. The commitments for our second fund (BREF II) totalled $700 million. We had $323 million of capital invested in these operations at the end of March 31, 2009, compared to $298 million at the beginning of the quarter.

The real estate finance group increased the level of invested assets by originating a number of high quality investment opportunities resulting in a greater contribution to operating cash flows. The portfolio continues to perform in line with expectations notwithstanding difficult credit markets, and credit losses have been negligible. These activities contributed $8 million of net operating cash flow during the first quarter of 2009, consistent with the first quarter of 2008.

Bridge Lending

We operate three bridge lending funds. Our first fund had commitments of C$645 million at the end of the quarter which have been fully invested and the remaining loans will mature through 2011. Commitments and pledges for our two follow-on funds, consisting of a senior and junior fund, total C$641 million and includes a C$67 million commitment from Brookfield.

The net capital invested by us in bridge loans declined to $176 million from an average of $494 million in the first quarter of 2008 due to collections and our adoption of a more cautious approach to new loan commitments. Net operating cash flows declined from $17 million in the first quarter of 2008 to $5 million in the first quarter of 2009 reflecting the lower level of invested assets. In addition, the 2008 quarter reflects net gains of $10 million.

Our portfolio at quarter end was comprised of 10 loans, and our largest single exposure at that date was $65 million. Our share of the portfolio at quarter end has an average term of 13 months excluding extension privileges and generates an average spread of 10% over the relevant base rate.

Underlying Value

The net asset value of our specialty fund operations was $0.9 billion as at December 31, 2008 for the purposes of preparing our pro-forma IFRS balance sheet. The values are based on publicly available share prices where available as well as comparable valuations and internal calculations.

Investments

We own a number of investments which will be sold once value has been maximized, integrated into our core operations or used to seed new funds. Although not core to our broader strategy, we expect to continue to make new investments of this nature and dispose of more mature assets.

The net operating cash flow generated by our investments in the first quarter of 2009 was $1 million, compared to $94 million generated in the 2008 comparable quarter. The 2008 results include gains realized on the sale of two investments held in our other operations for $78 million and $58 million on a total and net basis, respectively.

Brookfield Asset Management | Q1 /2009 INTERIM REPORT 25

	Invested Capital				Operating Cash Flow
	Total		Net		Total		Net
AS AT AND FOR THE THREE MONTHS ENDED (MILLIONS)	Mar. 31 2009	Dec. 31 2008	Mar. 31 2009	Dec. 31 2008	Mar. 31 2009	Mar. 31 2008	Mar. 31 2009	Mar. 31 2008
Forest products	$1,583	$1,568	$488	$390	$(12)	$(18)	$(13)	$(17)
Infrastructure	68	70	68	70	1	2	1	2
Insurance operations	1,067	1,428	34	157	27	44	24	32
Other operations	210	193	44	40	(1)	94	(8)	80
Property	72	75	73	47	1	(1)	(3)	(3)
Net Investment	$3,000	$3,334	$707	$704	$16	$121	$1	$94
Underlying value		$3,549		$701

Capital invested in our insurance operations declined due to the sale of a U.S. specialty property and casualty business for proceeds of $130 million, resulting in a gain of $15 million. We invested $120 million in Norbord Inc. (“Norbord”) during the quarter to complete the second stage of rights offering following the first closing in December 2008. Our fully diluted interest in Norbord is now 80%. We recorded operating cash losses from our interests in pulp and paper operations, including Fraser Paper. We have continued to record our share of Norbord’s results as equity accounted income for the purposes of this MD&A, consistent with prior treatment.

Underlying Value

The underlying values are determined by market values, actuarial valuations and internal calculations, and total $0.7 billion, similar to our carrying value.

Cash and Financial Assets

We hold a substantial amount of financial assets, cash and equivalents that are available to fund operating activities and investment initiatives.

	Invested Capital				Operating Cash Flow
	Total		Net		Total		Net
AS AT AND FOR THE THREE MONTHS ENDED (MILLIONS)	Mar. 31 2009	Dec. 31 2008	Mar. 31 2009	Dec. 31 2008	Mar. 31 2009	Mar. 31 2008	Mar. 31 2009	Mar. 31 2008
Financial assets
Government bonds	$223	$177	$223	$177
Corporate bonds	144	123	144	123
Fixed income	10	10	10	10
High-yield bonds	67	88	67	88
Preferred shares	28	25	28	25
Common shares	169	230	169	230
Loans receivable	225	317	225	317
Total financial assets	866	970	866	970	$132	$136	$132	$136
Cash and cash equivalents	282	290	282	290			—	—
Deposits and other liabilities	—	—	(197)	(187)			(6)	(9)
	$1,148	$1,260	$951	$1,073	$132	$136	$126	$127
Underlying value		$1,260		$1,073

Cash and financial asset balances were $1.1 billion at the end of the first quarter of 2009 compared to $1.3 billion at the end of 2008 on a total basis, and net of deposit and other liabilities were $1.0 billion versus $1.1 billion. The decline represents capital deployed into our core operating platforms to reduce leverage and invest in growth initiatives as well as a decline in value of certain positions. Net invested capital includes liabilities such as broker deposits and a small number of borrowed securities that have been sold short. Loans receivable included a $318 million advance to Brookfield Homes, offset by net deposits, of which $250 million was repaid subsequent to quarter end out of proceeds of an equity offering underwritten by us and which closed in April 2009.

In addition to the carrying values of financial assets, we hold protection against widening credit spreads through credit default swaps with a total notional value of $2.5 billion (December 31, 2008 – $2.5 billion). Operating cash flow in the first quarter of 2009 included gains of $19 million (2008 – $93 million) in respect of credit protection instruments. We also realized gains of $37 million in the current period in respect of foreign currency positions.

26 Brookfield Asset Management | Q1 /2009 INTERIM REPORT

ASSET MANAGEMENT ACTIVITIES

The following table summarizes asset management income for the first quarter of 2009 and 2008 on a “total” basis, which includes income in respect of our own capital invested in funds, as well as the income earned solely from third-party clients. On the one hand, the portion of the income that is earned in respect of our own capital is eliminated in determining our financial results in accordance with GAAP. On the other hand, our financial results reflect 100% of the operating costs that we incur in managing these funds. Accordingly, we present both “total” income, which includes the income earned in respect of the capital we have invested in these funds, as well as “third-party” income, which is the income earned from our clients. We believe the operating margins are more accurate if they are based on 100% of both the expenses and the associated income. We also present the “total” results with and without property services activities due to the different operating margin profiles.

	Total [1]
	Excluding Property Services		Including Property Services		Third Party
FOR THE THREE MONTHS ENDED MARCH 31 (MILLIONS)	2009	2008	2009	2008	2009	2008
Asset management
Base management fees	$38	$45	$38	$45	$28	$32
Performance returns	—	3	—	3	—	2
Transaction fees	8	11	8	11	8	11
Investment banking	2	8	2	8	2	8
Property services	—	—	69	63	67	61
	48	67	117	130	$105	$114
Direct operating costs	(37)	(37)	(102)	(92)
	$11	$30	$15	$38
1 Includes fees on Brookfield invested capital

Asset Management Income

Asset management income is dependent on the amount of capital managed by us on behalf of our clients (base management fees) and our investment performance (performance returns). Base management fees typically reflect a fixed percentage of assets or capital, including committed but uninvested capital and therefore vary based on the level of such assets or capital. Performance returns include contractual arrangements whereby we are entitled to a variable amount based on the relationship between actual investment returns and a predetermined benchmark, as well as carried interests whereby we participate in investment returns through an ownership interest in the assets being managed.

Base Management Fees

Base management fees in the first quarter of 2009 include $28 million (2008 – $32 million) earned from third-party clients and $10 million (2008 – $13 million) from the capital that we have invested in existing funds. The decrease was due to the return of capital from more mature funds as investments are realized as well as the decline in value of fixed income and equity portfolios under management, offset in part by new funds launched during the past two years and an increase in capital committed to existing mandates. As at March 31, 2009, annualized base management fees on existing funds and assets under management totalled $170 million (December 31, 2008 – $170 million), of which $130 million (December 31, 2008 – $130 million) relates to client capital. Annualized base management fees are an important measure of the expected contribution from these activities to our overall results and represent a stable source of cash flow that we believe adds considerable value to our business.

Brookfield Asset Management | Q1 /2009 INTERIM REPORT 27

The following table presents the base management fees earned in respect of each of our operating platforms together with the associated capital commitments:

	Base Management Fees				Capital Commitments
	Total		Third Party		Total		Third Party
AS AT AND FOR THE THREE MONTHS ENDED (MILLIONS)	Mar. 31 2009	Mar. 31 2008	Mar. 31 2009	Mar. 31 2008	Mar. 31 2009	Dec. 31 2008	Mar. 31 2009	Dec. 31 2008
Commercial properties	$9	$9	$6	$6	$4,591	$4,591	$2,863	$2,869
Infrastructure	8	7	6	3	4,413	3,818	2,761	2,736
Development properties	3	2	2	1	863	818	504	388
Specialty funds	8	12	5	7	3,985	4,411	2,896	3,118
Other	1	2	1	2	84	84	64	63
	29	32	20	19	13,936	13,722	9,088	9,174
Public securities	9	13	8	13	17,586	18,040	17,586	18,040
	$38	$45	$28	$32	$31,522	$31,762	$26,674	$27,214

We recorded higher base management fees in the quarter within our infrastructure operations reflecting a closing of the global timber fund established in late 2008. Specialty fund fees declined due to a lower level of activity in our bridge lending group and public securities fees decreased reflecting the lower market value of assets under management during the period.

Other Fees and Services Income

Transaction Fees

Transaction fees include investment fees earned in respect of financing activities and include commitment fees, work fees and exit fees, and declined slightly in the current quarter due to lower activity.

Investment Banking Fees

Our investment banking services are provided by teams located in Canada and Brazil and contributed $2 million of fees during the first quarter of 2009. The group advised on transactions totalling $1 billion in value during the quarter. The 2008 revenues reflect the higher level of activity reflective of the capital markets at that time.

Property Services Income

Property services fees include property and facilities management, leasing and project management and a range of real estate services.

	Total		Third Party
FOR THE THREE MONTHS ENDED MARCH 31 (MILLIONS)	2009	2008	2009	2008
Property services revenues	$69	$63	$67	$61
Direct operating costs	(65)	(55)	(65)	(55)
	$4	$8	$2	$6

28 Brookfield Asset Management | Q1 /2009 INTERIM REPORT

Assets Under Management

The following table summarizes total assets under management and net invested capital as at

March 31, 2009 and December 31, 2008:

	Total Assets Under Management		Brookfield’s Net Invested Capital		Third-Party Commitments
(MILLIONS)	Mar. 31 2009	Dec. 31 2008	Mar. 31 2009	Dec. 31 2008	Mar. 31 2009	Dec. 31 2008
Unlisted funds and specialty issuers
Commercial properties	$11,857	$11,960	$1,270	$1,290	$2,863	$2,869
Infrastructure	6,293	6,201	777	696	2,761	2,736
Development properties	2,215	2,273	333	366	504	388
Specialty funds	4,856	4,817	895	870	2,896	3,118
Other	140	140	20	21	64	63
	25,361	25,391	3,295	3,243	9,088	9,174
Public securities mandates	17,586	18,161	20	20	17,586	18,040
Total fee bearing assets/capital	42,947	43,552	3,315	3,263	26,674	27,214
Directly held
Operating assets	30,645	31,525	7,971	8,215	—	—
Other assets	3,697	3,620	3,500	3,620	—	—
	$77,289	$78,697	$14,786	$15,098	$26,674	$27,214

Total assets under management decreased by $1.4 billion during the quarter, or 2%. Approximately 41% of the decline occurred within our public securities operations and 57% of the decrease occurred within our directly held assets.

Unlisted Funds and Specialty Issuers

This segment includes the unlisted funds and specialty listed issuers through which we own and manage a number of property, power, infrastructure and specialized investment strategies on behalf of our clients and ourselves. The funds are listed in more detail on page 51 and elsewhere in this MD&A.

Third-party capital commitments to these funds decreased in the quarter by $86 million. The return of capital to investors from more mature funds was partially offset by new capital commitments.

Public Securities

We manage fixed income and equity securities with a particular focus on distressed real estate and infrastructure. The following table summarizes assets under management within these operations. We typically do not invest our own capital in these strategies as the assets under management are securities as opposed to physical assets.

	Total Assets Under Management		Third-Party Commitments
(MILLIONS)	Mar. 31 2009	Dec. 31 2008	Mar. 31 2009	Dec. 31 2008
Real estate and fixed income securities
Fixed income	$15,292	$15,199	$15,292	$15,078
Equity	2,294	2,962	2,294	2,962
	$17,586	$18,161	$17,586	$18,040

Equity securities under management declined in market value although this was partially offset by higher levels of fixed income securities being managed. We secured $0.3 billion of new advisory mandates during the quarter offset by $0.9 billion of redemptions.

Directly Held

Operating assets and the associated net invested capital declined by $0.8 billion and $0.4 billion, respectively, reflecting currency revaluations.

Brookfield Asset Management | Q1 /2009 INTERIM REPORT 29

FINANCING AND OPERATING COSTS

Interest

Interest costs include interest expense on corporate borrowings, certain subsidiary borrowings, property-specific borrowings and capital securities as set out in the following table:

	Total			Net
FOR THE THREE MONTHS ENDED MARCH 31 (MILLIONS)	2009	2008	Variance	2009		2008		Variance
Corporate borrowings	$34	$37	$(3)	$34		$37		$(3)
Subsidiary borrowings [2]	91	133	(42)	20	[1]	19	[1]	1
Property-specific borrowings	272	335	(63)	—		—		—
Capital securities	18	22	(4)	18		22		(4)
	$415	$527	$(112)	$72		$78		$(6)
1 Relates to financial obligations that are guaranteed by the Corporation or issued by direct corporate subsidiaries

Total interest costs declined in the quarter by $112 million or 21% compared with the first quarter of 2008 due to lower debt levels, the impact of lower interest rates on floating rate debt and the impact of lower exchange rates on non-U.S. borrowings. Net interest costs were relatively unchanged as the borrowings are largely fixed rate.

Average borrowing costs for the first quarter of 2009 and 2008 are as follows:

	2009			2008
FOR THE THREE MONTHS ENDED MARCH 31 (MILLIONS)	Average Outstanding	Interest Expense	Average Rate	Average Outstanding	Interest Expense	Average Rate

Corporate borrowings	$2,288	$34	6%	$2,238	$37	7%
Subsidiary borrowings	5,106	91	7%	7,526	133	7%
Property-specific borrowings	22,911	272	5%	21,751	335	6%
Capital securities	1,405	18	5%	1,551	22	6%
Preferred equity	870	8	4%	870	12	5%
	$32,580	$423	5%	$33,936	$539	6%

The average rate declined from 6% as at March 31, 2008 to 5% as at March 31, 2009 due to lower rates on floating rate debt.

Operating

Operating costs relate to our asset management and corporate activities, and for the first quarter of 2009 and 2008 were as follows:

	Total			Net
FOR THE THREE MONTHS ENDED MARCH 31 (MILLIONS)	2009	2008	Variance	2009	2008	Variance
Asset management
Asset management activities	$37	$37	$—	$37	$37	$—
Property services	65	55	10	65	55	10
	102	92	10	102	92	10
Corporate and other costs	57	73	(16)	53	72	(19)
	$159	$165	$(6)	$155	$164	$(9)

Operating costs include those of Brookfield Properties, and reflect the costs of our asset management activities as well as costs which are not directly attributable to specific business units. Property services expenses in the first quarter of 2009 increased due to the acquisition of a U.S. based relocation and brokerage services business in the fourth quarter of 2008. Corporate and other costs decreased to $53 million from $72 million reflecting the elimination of integration costs incurred in 2008 that resulted from our expansion into Australia and within Brazil as well as the benefit of lower foreign exchange rates on non-U.S. dollar expenses.

30 Brookfield Asset Management | Q1 /2009 INTERIM REPORT

Interests of Other Investors in Consolidated Operations

Co-investor interests relate primarily to the 49% minority equity interest held by others in our North American property subsidiary, Brookfield Properties.

	Operating Cash Flow
	Total			Net
FOR THE THREE MONTHS ENDED MARCH 31 (MILLIONS)	2009	2008	Variance	2009	2008	Variance
Commercial properties
Brookfield Properties	$65	$68	$(3)	$65	$68	$(3)
Property funds and other	45	26	19	5	11	(6)
Renewable power generation	25	21	4	—	—	—
Infrastructure	8	12	(4)	—	—	—
Development and other properties	—	6	(6)	—	—	—
Specialty funds	19	29	(10)	—	—	—
Investments	(5)	6	(11)	—	—	—
	$157	$168	$(11)	$70	$79	$(9)

Co-investors’ interests in total operating cash flows decreased by $11 million during the quarter compared with the first quarter of 2008, as increased cash flows within property funds was offset by lower cash flows in our specialty funds and directly held investments. Co-investor interests on a net basis are limited to the interests of minority shareholders in Brookfield Properties, which were relatively unchanged as improved commercial office results were offset by a lower contribution from the residential operations conducted by the company.

NET INCOME

Net income was $93 million in the first quarter of 2009, compared to $197 million in the same quarter in 2008. The decline is due to a lower level of disposition gains, offset by lower charges in respect of non-cash revaluation and other items.

The following table summarizes our consolidated statements of net income:

FOR THE THREE MONTHS ENDED MARCH 31 (MILLIONS)	2009	2008
Revenues	$2,651	$3,210
Net operating income	1,015	1,314
Expenses
Interest	(415)	(527)
Asset management and other operating costs	(159)	(165)
Current income taxes	(11)	(17)
Non-controlling interests in the foregoing	(157)	(168)
	273	437
Other items, net of non-controlling interests	(180)	(240)
Net income	$93	$197

Revenues
FOR THE THREE MONTHS ENDED MARCH 31 (MILLIONS)	2009	2008
Asset management	$105	$114
Commercial properties	672	738
Power generation	301	339
Infrastructure	103	149
Development and other properties	489	766
Specialty funds	433	542
Investment income and other	548	562
	$2,651	$3,210

Revenues declined from $3.2 billion in the first quarter of 2008 to $2.7 billion in the first quarter of 2009. The decrease reflects the impact of lower exchange rates on non-U.S. revenues as well as a lower level of activity in our construction businesses and lower volumes in our residential and timber operations. The impact of the lower volumes on operating cash flows is discussed within the review of Operating Platforms in this MD&A beginning on page 12.

Brookfield Asset Management | Q1 /2009 INTERIM REPORT 31

Net Operating Income

Net operating income includes the following items from our consolidated statements of income: fees earned; operating revenues less direct operating expenses; and investment and other income. These items are described for each business unit in Part 2 – Performance Review beginning on page 9 of this MD&A.

The following table reconciles net operating income to the total operating cash flow in the segmented basis of presentation and net operating income:

FOR THE THERE MONTHS ENDED MARCH 31 (MILLIONS)	Operating Platform	2009	2008
Net operating income		$1,015	$1,314
Add: dividends from equity accounted investments	Investments	—	6
Total operating cash flow		$1,015	$1,320

Expenses

Expenses are discussed under Performance Review beginning on page 30 of this MD&A.

Other Items

Other items are summarized in the following table, and include items that are non-cash in nature or otherwise not considered by us to form part of our operations cash flow.

	Total		Net [1]
FOR THE THREE MONTHS ENDED MARCH 31 (MILLIONS)	2009	2008	2009	2008	Variance
Depreciation and amortization	$329	$314	$175	$179	$(4)
Equity accounted results	19	13	19	13	6
Revaluation and other items	(16)	63	(17)	61	(78)
Future income taxes	(2)	(18)	3	(13)	16
Non-controlling interests	(150)	(132)	—	—	—
	$180	$240	$180	$240	$(60)
1 Net of non-controlling and minority interests

Depreciation and Amortization

Depreciation and amortization for each principal operating segment is summarized in the following table:

	Total		Net [1]
FOR THE THREE MONTHS ENDED MARCH 31 (MILLIONS)	2009	2008	2009	2008	Variance
Commercial properties	$159	$178	$66	$68	$(2)
Power generation	48	46	41	39	2
Infrastructure	29	35	12	23	(11)
Development and other properties	26	24	17	29	(12)
Specialty funds and investments	66	29	38	18	20
Other	1	2	1	2	(1)
	$329	$314	$175	$179	$(4)
1 Net of non-controlling and minority interests

Equity Accounted Results

We recorded net equity accounted losses of $19 million during the first quarter of 2009 from our investment in Norbord compared to losses of $13 million last year. We increased our interest in Norbord to 60% at the end of 2008 and to 75% during the first quarter of 2009. We have continued to account for Norbord on an equity accounted basis for the purposes of this MD&A, consistent with prior treatment.

Revaluation and Other Items

Revaluation and other items are comprised primarily of revaluation items which are non-cash accounting adjustments that we are required to record under GAAP to reflect changes in the value of certain contractual arrangements whereas we are not permitted

32 Brookfield Asset Management | Q1 /2009 INTERIM REPORT

to revalue the corresponding assets or revenues. Changes in the value of these arrangements contributed $17 million to net income after taking into account non-controlling and minority interests, representing a $78 million positive variance over 2008, as illustrated in the following table:

	Total		Net [1]
FOR THE THREE MONTHS ENDED MARCH 31 (MILLIONS)	2009	2008	2009	2008	Variance
Norbord exchangeable debentures	$—	$64	$—	$64	$(64)
Interest rate contracts	(1)	(74)	(1)	(74)	73
Power contracts	32	(38)	28	(36)	64
Other	(15)	(15)	(10)	(15)	5
	$16	$(63)	$17	$(61)	$78
1 Net of non-controlling and minority interests

We hold interest rate contracts to provide an economic hedge against the impact of possible higher interest rates on the value of our long-duration interest sensitive physical assets. The relevant interest rate curves were relatively unchanged between December 31, 2008 and March 31, 2009, which led to a $1 million decline in the net value of these contracts. A 10 basis point parallel increase in the 10-year interest rate curves results in a pre-tax gain of approximately $6.5 million.

In our power operations, we enter into long-term contracts to provide generation capacity, and are required to record changes in the market value of certain contracts through net income. We recorded a gain on these contracts due to lower energy prices in the current quarter, whereas we recorded losses in the first quarter of 2008, during which prices were increasing.

OUTLOOK

The consequences of the current downturn in the economy, including a rise in unemployment, a drop in consumer and business confidence and spending, and ongoing disruption and uncertainty within the capital markets are having an adverse effect on many industries as a whole. While we are not immune to these factors, we attempt to organize our operations in a manner that provides an important measure of stability, consistent with our long-term business strategy. In particular, we believe that our focus on owning high quality assets, backing revenue streams with long-term contractual arrangements, match funding long life assets with long-term financings and maintaining a high level of liquidity will benefit us during these difficult times.

Accordingly, while these events may constrain our ability to increase operating cash flows in the near term, we remain confident in our ability to achieve our long-term objectives in that regard. Furthermore, we believe we will have the opportunity to make investments during this period at very favourable values that will create attractive shareholder value in the future.

We believe that our renewable power operations are well positioned to achieve our targets of long-term average generation in 2009 based on current storage levels if normal hydrology conditions prevail. The forecast for natural gas and electricity prices during 2009 is lower than the spot prices realized by us in 2008, however, we have contracted pricing for approximately 75% of our generation over the next two years at favourable prices, which significantly mitigates the impact of lower spot electricity prices.

In our office property sector, leasing demand in most of our markets has tempered and we are beginning to see increasing direct and sublease availabilities and associated downward pressure on rents and economic fundamentals. Our occupancy levels, however, are at 96% across our portfolio and only 2% and 5% of the space within our managed portfolio is scheduled to come off lease during the balance of 2009 and 2010, respectively, of which a large portion is customarily renewed in the normal course. The high quality of our properties relative to others in our markets should enable us to attract new tenants if we are unsuccessful in extending leases with the existing tenants. Furthermore, we believe our in-place rents continue to be below market. At our North American properties, our average expiring rates in 2009 are $21 per square foot compared with an estimated average market rate of $29 per square foot, representing a substantial discount. A general lack of development, especially in central business districts, has also created stability from a supply perspective. Nevertheless, a prolonged economic downturn could lead to tenant bankruptcies and lower market rents which could reduce our cash flows. Our strong tenant lease profile, low vacancies and rental rates that in most properties are substantially below current market rates give us a high level of confidence that we can achieve our operating targets in 2009.

Within our infrastructure operations, we expect our transmission businesses to provide operating returns in 2009 consistent with those recorded in 2008. We expect our timber operations to continue to experience reduced demand and pricing due to weakness in the U.S. homebuilding sector. As a result, we have elected to reduce harvest levels in order to preserve value and increase

Brookfield Asset Management | Q1 /2009 INTERIM REPORT 33

exports to Asia, which we believe will enable us to achieve higher returns as markets recover. We expect harvest levels in Canada and the U.S. to be approximately 30% and 50% below 2008 levels, respectively.

Residential markets remain difficult in our core markets. The current supply/demand imbalance in North American markets has reduced operating margins and must be worked through before we experience margin improvements and volume growth. Most of the land holdings within our Canadian land operations were purchased in the mid-1990s or earlier and as a result have an embedded cost advantage today. This has led to favourable margins in this region. We expanded our Brazilian operations during 2008 which we expect will lead to an increased contribution from these markets during 2009.

We continue to expand our specialty funds operations by committing additional resources and launching new funds. In the long-term, we will focus on maintaining a high level of invested capital by deploying the capital from new funds, which should lead to continued growth. In the short-term, we expect that the current difficulties in credit markets will lead to a greater number of opportunities for our restructuring operations, and more attractive pricing for our real estate finance group, although the same conditions will likely reduce opportunities to monetize investments and the opportunity to recognize disposition gains.

Within our asset management activities, our goal is to continue to expand our distribution capabilities, our client base and the amount of capital committed to us, which should, over time, increase the capital available to invest and lead to growth in asset management income. The current environment has made it more challenging to raise additional capital commitments and earn performance income, however we expect to record a stable contribution from base management fees in 2009.

The increase in the value of the U.S. dollar against various currencies is likely to reduce the contribution from our operations that are denominated in these other currencies, notably the Canadian dollar, the Brazilian real and the Australian dollar in 2009. The recent reductions in interest rates in most economies has a beneficial impact on our results, although this is limited because most of our financings are fixed rate in nature. Similarly, the long-term nature of our borrowing base and the relatively low proportion of annual debt maturities lessens the impact of higher credit spreads on new financings.

Over the past eighteen months, the investment market has become less competitive and acquisition prices have declined due in large part to reduced availability of capital for many owners and investors. The access to liquidity from our own balance sheet as well as from our clients, financial partners and the capital markets has provided us with available funds to invest in our own operations and in new opportunities. We believe the breadth of our operating platform and our disciplined approach should enable us to invest this capital on a favourable basis for the balance of 2009 through 2011.

We have endeavoured to extend debt maturities on a proactive basis and reduce near-term financing requirements. Although we expect to renew or replace most of our existing financings at equivalent levels, we may reduce leverage in certain areas of our business. While we expect that any deleveraging will likely have a limited impact on our short term operating results it would reduce the capital available for investment. We maintain a high level of liquidity as further discussed in Part 3 of this MD&A, and regularly replenish our liquidity through operating cash flow and asset monetizations.

There are many factors that could impact our performance in 2009, both positively and negatively. We describe the material aspects of our business environment and risks in Part 5 of the MD&A contained in our 2008 Annual Report.

Summary

In the short term, we recognize that the current economic environment will likely result in continued downward pressure on operating margins and provide fewer opportunities to increase operating returns. We believe, however, that our approach to business, which includes backing revenue streams with contractual obligations and the use of long-term fixed rate financings, among other strategies, is an important mitigating factor and should provide considerable stability in our cash flows from year to year.

We also believe that there will be a number of opportunities over the next two to three years to invest capital in our existing operations as well as in new assets and businesses on values that will generate increased cash flow per share and shareholder values over the longer term.

As a result, we believe that our businesses are well positioned to not only withstand the current difficult short-term environment but to invest and build for the future. This provides us with confidence that we will meet our long-term performance objectives with respect to cash flow growth and value creation, and continue to build Brookfield as a world-class asset manager.

34 Brookfield Asset Management | Q1 /2009 INTERIM REPORT

PART 3 – CAPITALIZATION AND LIQUIDITY

The strength of our capital structure and the liquidity that we maintain enable us to achieve a low cost of capital for our shareholders and at the same time provide us with the flexibility to react quickly to potential investment opportunities and adverse changes in economic circumstances, such as we have witnessed over the past 18 months.

The following are the key elements of our capital strategy:

•	Match fund our long-life assets with long-duration mortgage financing with a diversified maturity schedule;

•	Provide recourse only to the specific assets being financed, with limited cross collateralization or parental guarantees;

•	Limit financial leverage to invest grade levels based on anticipated performance throughout a business cycle;

•	Structure our affairs to facilitate access to capital and liquidity at multiple levels of the organization; and

•	Maintain access to a broad range of financing markets.

As a result of the foregoing, most of our borrowings are in the form of long-term property-specific financings such as mortgages or project financings secured only by the specific assets. The diversification of our maturity schedule means that financing requirements in any given year are manageable. Limiting recourse to specific assets or business units ensures that weak performance by one asset or business unit does not compromise our ability to finance the balance of the operations.

Our focus on arranging financings with investment grade characteristics ensures that debt levels on any particular asset or business can typically be maintained throughout a business cycle, and also enables us to limit covenants and other performance requirements, thereby reducing the risk of early payment requirements or restrictions on the distribution of cash from the assets being financed. Furthermore, our ability to finance at the parent, operating unit, and asset level on a private or public basis means that we are not overly dependent on any particular segment of the capital markets or the performance of any particular unit.

To enable us to react to attractive investment opportunities and deal with contingencies when they arise, we typically maintain a high level of liquidity at the corporate level and within our key operating platforms. Our primary sources of liquidity, which we refer to as “core liquidity”, consist of our cash and financial assets, net of deposits and other associated liabilities, and undrawn committed credit facilities.

We generate substantial liquidity within our operations on an ongoing basis through our operating cash flow, which typically exceeds $1.5 billion on an annual basis, as well as from the turnover of assets with shorter investment horizons and periodic monetization of our longer-dated assets through sales, refinancings or co-investor participations. Accordingly, we believe we have the necessary liquidity to manage our financial commitments and to capitalize on opportunities to invest capital at attractive returns. Nevertheless, we are cognizant of the current instability in the capital markets and continue to place a premium on liquidity and allocate capital in a cautious manner.

LIQUIDITY

Core Liquidity

Our core liquidity is approximately $2.5 billion at March 31, 2009, of which $1.6 billion is at the corporate level and $0.9 billion is at our principal operating platforms. We are in the process of closing transactions expected to yield a further $0.3 billion, including the pending sale of our Brazil transmission lines. At December 31, 2008, we held $2.8 billion of core liquidity and $0.7 billion of expected proceeds from pending transactions. During the quarter we deployed approximately $700 million of liquidity, of which approximately $450 million was invested in our operations to acquire new assets or increase our ownership, including $200 million invested in equity of affiliates at attractive values; $100 million used to pre-pay the December 2009 corporate maturity within our power operations; and $100 million used to reduce the leverage of select property development assets.

Corporate level liquidity consists of $0.9 billion of cash and financial assets and $0.7 billion of undrawn capacity on committed credit facilities as at March 31, 2009. We maintain $1.4 billion of committed four-year term credit facilities with a group of major financial institutions. These facilities are typically renewed annually for the following four years although we will likely defer any renewals this year in order to preserve the existing pricing. Facilities aggregating $1.1 billion mature in 2012 and $0.3 billion mature in 2011.

Brookfield Asset Management | Q1 /2009 INTERIM REPORT 35

Core liquidity in our main operating units is approximately $0.9 billion, represented primarily by undrawn credit facilities, with the balance being cash and financial assets. Our North American office property operations maintain $388 million of committed bank facilities, of which $27 million was undrawn at quarter end. Similarly, our renewable power operations held $370 million of cash and financial assets and maintain $433 million of facilities to support forward power sales arrangements and general corporate purposes of which $195 million was undrawn at quarter end. We also maintain $450 million of committed bank facilities within our infrastructure operations, of which $339 million was undrawn at quarter end.

Corporate and Subsidiary Debt Maturities

This section summarizes our corporate and subsidiary debt maturities. Corporate maturities and our proportionate share of subsidiary maturities which occur prior to 2012 totalled $2.1 billion. We expect to refinance or roll over most, if not all, of this debt in the normal course. We can also fund reductions, if necessary, with our current liquidity of $2.5 billion.

As shown in the table below, we have no corporate maturities in 2009, a $200 million bond maturity in 2010 and borrowings under a small number of bank facilities that expire in 2011 if not renewed earlier.

AS AT MARCH 31, 2009 (MILLIONS)	2009	2010	2011	2012 and After
Term debt	$—	$200	$—	$1,416
Commercial paper and bank borrowings	—	—	65	611
Corporate maturities	$—	$200	$65	$2,027

The following table presents our proportionate share of subsidiary borrowings, based on our ownership interest in the borrowing entity:

AS AT MARCH 31, 2009 (MILLIONS)	2009	2010	2011	2012 and After
Brookfield Renewable Power term debt	$192	$—	$—	$593
Brookfield Australia/term bank facility	236	514	—	—
Brookfield Properties corporate bank facilities	51	—	153	—
Retractable preferred shares	36	—	—	—
Other subsidiary borrowings	216	116	357	1,194
	$731	$630	$510	$1,787

Brookfield Renewable Power has $274 million of public term notes that mature in December 2009 which we expect to refinance prior to maturity. The substantial cash flow generated within this business and the high quality of its asset base facilitates access to capital markets notwithstanding current volatility and in that regard, we completed a public offering of C$300 million (US$244 million) of 3-year notes in February 2009. In April 2009 we exchanged a further C$100 million (US$82 million) of the December maturity for three year notes. The remaining borrowings consist of public notes that mature in 2018 and 2036.

The Brookfield Australia bank facility represents a loan-to-value ratio of less than 50% and the portfolio is well leased with 99% occupancy and an average lease term of eight years. Our goal is to permanently finance the business with corporate facilities and asset-specific mortgages on the properties prior to 2010.

Brookfield Properties corporate bank facilities represents our share of borrowings under $500 million of term credit facilities with a group of major financial institutions. The company recently extended $388 million of the facilities until 2011 and is in discussions to extend the balance.

Property-specific Debt Maturities

Our debt capitalization is largely in the form of long-term property specific financings that represent low loan-to-value, have few restrictive covenants, are secured by our high quality assets and have no recourse to either the Corporation or our subsidiaries. The following table presents our proportionate share of maturities that occur prior to 2012. We believe these maturities should be refinanceable at the current borrowing levels on an overall basis.

36 Brookfield Asset Management | Q1 /2009 INTERIM REPORT

AS AT MARCH 31, 2009 (MILLIONS)	2009	2010	2011	2012 and After
Commercial properties
Office – North America	$200	$—	$1,039	$2,619
Office – Australia	194	657	362	—
Office – Europe	—	23	—	601
Retail – Brazil	31	—	—	179
Power generation
North America	153	137	51	2,263
Brazil	162	22	22	207
Infrastructure	—	15	14	668
Development and other properties
North American opportunity funds	6	76	117	159
Residential investing and working capital – Canada	—	248	4	119
Residential investing and working capital – United States	132	100	20	—
Property development – Australia	266	473	23	57
Property development – Europe	—	45	—	—
Specialty funds	—	103	—	230
	$1,144	$1,899	$1,652	$7,102

Commercial property financings are secured by high quality office buildings on an individual or, in certain circumstances, pooled basis. Many of the financings which mature in the next three years were arranged a number of years ago and, accordingly, represent a low loan to value. As a result, we expect to refinance most of these maturities in the normal course at the same or a higher level. The remaining average term of financings was seven years as at March 31, 2009. Financings in our North American, European and Brazilian operations, exceeded the average. The Australian property market typically utilizes shorter duration financing, which we are rolling over in the normal course and seeking to extend on a longer basis where possible.

Within our power generating operations, our proportionate share of maturities for the following three years is modest in the context of our overall portfolio and the facilities are expected to be refinanced at the same or at higher levels given the strong operating margins and cash flows of these properties. The 2009 maturities include $120 million of acquisition financing put in place to fund the recent purchase of a Brazilian power generating facility at a 42% loan-to-value ratio, which we expect to refinance at similar levels during the second quarter of 2009.

Development and other properties include property-specific borrowings within our opportunity funds, of which only $199 million are scheduled for repayment before 2012. Our share of residential property borrowings is $371 million within our Canadian-based residential operations and $252 million within our U.S. residential business. These borrowings have been reduced substantially over the past 18 months. The residential and property development borrowings, including those in Australia, are largely of a working capital nature, financing the ongoing development and construction activities for specific projects, and are typically repaid as the projects, lots or homes being financed are completed and sold. In the case of revolving facilities, amounts may be redrawn against new projects.

CAPITALIZATION

The following table presents the components of our capitalization on a deconsolidated, proportionately consolidated and fully consolidated basis. Our consolidated capitalization includes 100% of the debt of consolidated entities, even though in most cases we only own a portion of the entity and therefore our pro rata exposure to this debt is much lower. Furthermore, with very few exceptions, our subsidiary and property-specific borrowings have no recourse to the Corporation.

Accordingly, we believe that the two most meaningful bases of presentation are proportionate consolidation and deconsolidated. In our opinion, the consolidated capitalization is less meaningful and can only be assessed in the context of the overall asset base of the company and taking into consideration the full ownership base, including minority shareholders and institutional fund investors, which can be difficult to assess in the context of historical cost consolidated financial statements.

Brookfield Asset Management | Q1 /2009 INTERIM REPORT 37

	Deconsolidated			Proportionate			Consolidated
AS AT MARCH 31, 2009 (MILLIONS)	Underlying Value		Book Value	Underlying Value		Book Value	Book Value
Corporate borrowings	$2,292		$2,292	$2,292		$2,292	$2,292
Non-recourse borrowings
Property-specific mortgages	—		—	11,797		11,797	22,932
Subsidiary borrowings [1]	730		730	3,658		3,658	5,110
Accounts payable and other	1,077		1,077	6,859		6,859	9,024
Capital securities	526		526	947		947	1,385
Non-controlling interests	—		—	5		5	6,214
Shareholders’ equity	15,021	[2]	5,846	15,021	[2]	5,846	5,846
	$19,646		$10,471	$40,579		$31,404	$52,803
Debt to capitalization	15%		29%	44%		57%	57%
1	Includes $694 million of subsidiary obligations which are guaranteed by the Corporation
2	Underlying value of shareholders equity and non-controlling interests are based on values prepared for IFRS purposes as at December 31, 2008

Our strategy of financing at the asset or operating unit level has resulted in us having a relatively low level of debt at the parent company level, as shown in our deconsolidated capitalization. The pro-forma debt to total capitalization at March 31, 2009 on a deconsolidated basis was 15% based on pre-tax underlying values as at December 31, 2008 and 29% based on book values. The pro-forma debt to pre-tax underlying value capitalization was 44% on a proportionately consolidated basis, which we believe is appropriate given the quality of our long-term assets and the level of financing that assets of this nature typically support, as well as our liquidity profile. The higher percentage on a book value basis reflects the impact of accounting depreciation on our long-life assets as well as the relatively low acquisition prices of assets purchased on an opportunistic basis over the years.

Corporate Borrowings

Our corporate borrowings have a weighted average term of nine years (December 31, 2008 – nine years) and nearly 90% of the maturities extend into 2012 and beyond. The average interest rate on our corporate borrowings was 5% at March 31, 2009, compared to 5% at December 31, 2008.

		Net Invested Capital
(MILLIONS)	Average Term	Mar. 31 2009	Dec. 31 2008
Commercial paper and bank borrowings	3	$676	$649
Public term debt	12	1,466	1,485
Private term debt	4	150	150
Total	9	$2,292	$2,284

The Corporation has $1,445 million of committed corporate two-year and three-year revolving term credit facilities which are utilized principally as back-up credit lines to support commercial paper issuance. At March 31, 2009, $676 million of these facilities were drawn or allocated as back-up to outstanding commercial paper, and approximately $98 million (December 31, 2008 – $104 million) of the facilities were utilized for letters of credit issued to support various business initiatives.

Subsidiary Borrowings

We capitalize our subsidiary entities to enable continuous access to the debt capital markets, usually on an investment grade basis, thereby reducing the demand for capital from the Corporation and sharing the cost of financing equally among other equity holders in partly owned subsidiaries.

Subsidiary borrowings have no recourse to the Corporation with only a limited number of exceptions. As at March 31, 2009, subsidiary borrowings included $730 million (December 31, 2008 – $733 million) of financial obligations that are either guaranteed by the Corporation or are issued by direct corporate subsidiaries.

38 Brookfield Asset Management | Q1 /2009 INTERIM REPORT

		Deconsolidated	Proportionate
		Interest	Interest	Consolidated
(MILLIONS)	Average Term	Mar. 31 2009	Mar. 31 2009	Mar. 31 2009	Dec. 31 2008
Subsidiary borrowings
Commercial properties	1	$ —	$ 379	$592	$441
Power generation	7	—	786	786	652
Infrastructure	2	—	51	117	146
Development and other properties	2	—	794	1,010	1,097
Specialty funds	3	—	175	306	386
Investments and other	4	—	743	895	936
Corporate subsidiaries [1]	6	730	730	730	733
Co-investor capital
Properties	5	—	—	674	711
Total	4	$ 730	$ 3,658	$5,110	$5,102
1	Includes $694 million of subsidiary obligations which are guaranteed by the Corporation

Property-specific Borrowings

As part of our financing strategy, we raise the majority of our debt capital in the form of property-specific mortgages that have recourse only to the assets being financed and have no recourse to the Corporation.

		Deconsolidated	Proportionate	Consolidated
		Interest	Interest
(MILLIONS)	Average Term	Mar. 31 2009	Mar. 31 2009	Mar. 31 2009	Dec. 31 2008
Commercial properties	7	$ —	$5,904	$13,863	$13,870
Power generation	12	—	3,017	3,535	3,588
Infrastructure	8	—	697	1,638	1,642
Development and other properties	2	—	1,846	2,841	2,677
Specialty funds	4	—	333	1,055	1,112
Total	7	$ —	$11,797	$22,932	$22,889

We continue to raise property-specific borrowing in the normal course of business notwithstanding the more challenging credit environment, due to the quality of the assets and the sustainability of the cash flows being financed.

Capital Securities

Distributions paid on these securities, which are largely denominated in Canadian dollars, are recorded as interest expense, even though the securities are preferred shares that are convertible into common equity at our option. The securities are classified as liabilities for GAAP purposes because the holders of the preferred shares have the right, after a fixed date, to convert the shares into common equity based on the market price of our common shares at that time unless previously redeemed by us.

(MILLIONS)	Mar. 31 2009	Dec. 31 2008
Issued by the Corporation	$526	$543
Issued by Brookfield Properties	859	882
	$1,385	$1,425

The carrying values of existing capital securities declined due to the lower Canadian dollar, in which most of these securities are denominated.

The average distribution yield on the capital securities at March 31, 2009 was 5% (December 31, 2008 – 6%) and the average term to the holders’ conversion date was five years (December 31, 2008 – six years).

Brookfield Asset Management | Q1 /2009 INTERIM REPORT 39

Interests of Co-investors

Interests of co-investors in net assets are comprised of two components: participating interests held by other holders in our funds and subsidiary companies, and non-participating preferred equity issued by subsidiaries.

	Number of Shares /	Brookfield Invested Capital
	% Interest	Total		Net
(MILLIONS)	Mar. 31 2009	Mar. 31 2009	Dec. 31 2008	Mar. 31 2009	Dec. 31 2008
Participating interests
Commercial properties
Brookfield Properties Corporation	196.6 / 49%	$1,740	$1,760	$1,740	$1,760
Property funds and other	various	463	437	—	—
Power generation	various	245	192	—	—
Infrastructure
Timberlands	various	896	995	—	—
Transmission	various	229	246	—	—
Development and other properties
Brookfield Homes Corporation	11.2 / 42%	172	176	—	—
Other		590	573	—	—
Specialty funds	various	1,183	1,186	—	—
Investments	various	274	310	—	—
		5,792	5,875	1,740	1,760
Non-participating interests
Brookfield Multiplex Group		303	324	303	324
Brookfield Properties Corporation		119	122	119	122
		422	446	422	446
		$6,214	$6,321	$2,162	$2,206

We include Brookfield Properties on a fully consolidated basis in our segmented basis of presentation and accordingly the interests of others in these operations are reflected in both the total and net results. The other entities shown above are presented on a deconsolidated basis in our segmented analysis, and, as a result, the interests of other shareholders are presented in total invested capital only.

Shareholders’ Equity

	Underlying Value	Book Value
(MILLIONS, EXCEPT PER SHARE AMOUNTS)	Dec. 31 2008	Mar. 31 2009	Dec. 31 2008
Preferred equity	$ 870	$870	$870
Common equity	11,931	4,976	4,911
	$ 12,801	$5,846	$5,781
Per common share
– after tax	$ 20.62	$9.09	$8.92
– pre tax	$ 24.32

Preferred equity consists of perpetual preferred shares that represent an attractive form of leverage for common shareholders, and was unchanged during the quarter. The average dividend rate at March 31, 2009 was 4%. Further details on the components of our equity and related distributions can be found on page 45 of this MD&A.

We repurchased 1.5 million common shares during the quarter at an average price of $12.09 per share representing a meaningful discount to the underlying values as at December 31, 2008. Common equity also declined as a result of the impact of lower foreign currency exchange rates on non-U.S. operations.

Our book value of $5.8 billion reflects the depreciated historical cost of many assets, such as office properties and hydroelectric facilities, which were acquired many years ago for values significantly below what they are worth today.

40 Brookfield Asset Management | Q1 /2009 INTERIM REPORT

NON-CASH WORKING CAPITAL

Other Assets

The following is a summary of other assets:

	Net Invested Capital
(MILLIONS)	Mar. 31 2009	Dec. 31 2008
Accounts receivable	$670	$678
Restricted cash	292	294
Intangible assets	96	83
Prepaid and other assets	1,047	1,088
Deferred tax asset	464	408
	$2,569	$2,551

Other assets include working capital balances employed in our business that are not directly attributable to specific operating units. The magnitude of these balances varies somewhat based on seasonal variances. The net balances include $1,172 million (December 31, 2008 – $1,144 million) associated with Brookfield Properties and $1,397 million (December 31, 2008 – $1,407 million) associated with the Corporation.

Other Liabilities

	Invested Capital
	Total		Net
(MILLIONS)	Mar. 31 2009	Dec. 31 2008	Mar. 31 2009	Dec. 31 2008
Accounts payable	$3,285	$3,487	$1,000	$1,101
Insurance liabilities	920	1,132	—	—
Deferred tax liability	1,485	1,462	414	365
Other liabilities	3,334	3,714	957	1,188
	$9,024	$9,795	$2,371	$2,654

Accounts payable and other liabilities include $1,044 million associated with Brookfield Properties (December 31, 2008 – $1,073 million) and $1,327 million (December 31, 2008 – $1,581 million) associated with the Corporation. Deferred taxes represent future tax obligations that arise largely due to holding assets whose book value exceeds their value for tax purposes.

Brookfield Asset Management | Q1 /2009 INTERIM REPORT 41

PART 4 – ANALYSIS OF CONSOLIDATED FINANCIAL STATEMENTS

The information in this section enables the reader to reconcile the basis of presentation in our consolidated financial statements to that employed in the MD&A. We also provide additional information for certain items not covered within this section. The tables presented on pages 45 and 46 provide a detailed reconciliation between our consolidated financial statements and the basis of presentation throughout the balance of this MD&A.

CONSOLIDATED BALANCE SHEETS

Total assets at book value decreased to $52.8 billion as at March 31, 2009 from $53.6 billion at the end of 2008 as shown in the following table:

	Book Value
(MILLIONS)	Mar. 31 2009	Dec. 31 2008
Assets
Cash and cash equivalents and financial assets	$1,822	$2,029
Investments	897	890
Accounts receivable and other	7,484	7,290
Intangible assets	1,551	1,632
Goodwill	1,991	2,011
Operating assets
Property, plant and equipment	36,000	36,381
Securities	957	1,303
Loans and notes receivable	2,101	2,061
	$52,803	$53,597

Consolidated assets were relatively unchanged during the quarter, declining by less than 2% due to depreciation and amortization, offset by capital invested into the business.

Investments

Investments represent equity accounted interests in partially owned companies as set forth in the following table, which are discussed further within the relevant business segments in the Operating Platforms section of this MD&A.

		% of Investment		Book Value
(MILLIONS)	Business Segment	Mar. 31 2009	Dec. 31 2008	Mar. 31 2009	Dec. 31 2008
Chile transmission	Transmission	17%	17%	$343	$324
Property funds	Commercial Office	20-25%	20-25%	219	233
Brazil transmission	Transmission	3-10%	3-10%	206	207
Other	Various			129	126
Total				$897	$890

Accounts Receivable and Other

	Book Value
(MILLIONS)	Mar. 31 2009	Dec. 31 2008
Accounts receivable	$2,951	$3,056
Prepaid expenses and other assets	2,612	2,631
Restricted cash	800	610
Inventory	1,121	993
	$7,484	$7,290

These balances include amounts receivable by the company in respect of contracted revenues owing but not yet collected, and dividends, interest and fees owing to the company. Prepaid expenses and other assets include amounts accrued to reflect the straight-lining of long-term contracted revenues and capitalized lease values in accordance with accounting guidelines. Restricted cash represents cash balances placed on deposit in connection with financing arrangements and insurance contracts, including

42 Brookfield Asset Management | Q1 /2009 INTERIM REPORT

the defeasement of long-term property-specific mortgages. The distribution of these assets among our business units is presented in the tables on page 45 of this MD&A.

Goodwill

Goodwill represents purchase consideration that is not specifically allocated to the tangible and intangible assets being acquired. The balance as at March 31, 2009, which was unchanged during the quarter, includes $778 million of goodwill allocated to our Australian, European and Middle East operations and $591 million of goodwill incurred on the acquisition of U.S. Pacific Northwest timberlands.

Property, Plant and Equipment

	Book Value
(MILLIONS)	Mar. 31 2009	Dec. 31 2008
Commercial properties	$19,496	$19,274
Power generation	4,915	4,954
Infrastructure	2,834	2,879
Development and other properties	6,886	7,282
Other plant and equipment	1,869	1,992
	$36,000	$36,381

The changes in these balances are discussed within each of the relevant business units within the Operating Platforms section of this MD&A. Commercial properties includes office and retail property assets. Development and other properties include opportunity investments, residential properties, properties under development and properties held for development.

Securities

Securities include $0.6 billion, as at March 31, 2009, (December 31, 2008 – $1.0 billion) of largely fixed income securities held through our insurance operations, as well as our $141 million (December 31, 2008 – $143 million) common share investment in Canary Wharf Group as at March 31, 2009, which is included in our commercial office property operations in our segmented analysis, and is carried at historic cost, adjusted to reflect current exchange rates. The decline reflects the sale of an insurance unit during the quarter.

Loans and Notes Receivable

Loans and notes receivable consist largely of loans advanced by our bridge lending operations and real estate securities, which is consistent with the balance at the beginning of the year.

CONSOLIDATED STATEMENTS OF INCOME

We discuss Net Income in detail on page 31, and provide a reconciliation to operating cash flow on page 11, of this MD&A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

The following table summarizes the company’s cash flows on a consolidated basis:

FOR THE THREE MONTHS ENDED MARCH 31 (MILLIONS)	2009	2008
Operating activities	$(55)	$523
Financing activities	264	122
Investing activities	(422)	(639)
(Decrease) Increase in cash and cash equivalents	$(213)	$6

Brookfield Asset Management | Q1 /2009 INTERIM REPORT 43

Operating Activities

Cash flow from operating activities is reconciled to the operating cash flow measure utilized elsewhere in this MD&A as follows:

FOR THE THREE MONTHS ENDED MARCH 31 (MILLIONS)	2009	2008
Operating cash flow	$273	$443
Adjust for:
Net change in working capital balances and other	(438)	(38)
Undistributed non-controlling interests in cash flow	110	118
Cash flow from operating activities	$(55)	$523

Operating cash flow is discussed in detail elsewhere in this MD&A. Working capital changes primarily reflect a $223 million repayment of vendor financing in connection with the December 2007 acquisition of a retail mall portfolio in Brazil. The vendor financing was repaid with proceeds received in respect of long-term financing of an equivalent amount. Additional working capital outflows reflect $165 million of investments made in our Brazilian residential operations, due to an expanded product offering and increased sales which should be realized during the year as homes in that market are completed and sold. We retained $110 million (2008 – $118 million) of operating cash flow within our consolidated subsidiaries attributable to minority interests in excess of that distributed by way of dividends.

Financing Activities

We generated $264 million of cash within our financing activities during the first quarter of 2009, compared to $122 million in 2008. The increase primarily relates to $223 million of property-specific financing issued to repay vendor financing assumed in connection with the retail mall portfolio acquisition described above. In addition, our power operations issued C$300 million corporate debentures which increased other debt of subsidiaries. Proceeds from this issuance and several rights offerings were used to pay down $152 million of subsidiary debt in the quarter.

Investing Activities

We invested net capital of $422 million on a consolidated basis during the first quarter of 2009, compared with $639 million during 2008. Capital invested was distributed across all of our areas of operations. In addition, we disposed of $175 million of securities that were held in trust supporting various re-insurance transactions. The proceeds received remain in restricted cash.

44 Brookfield Asset Management | Q1 /2009 INTERIM REPORT

RECONCILIATION OF SEGMENTED DISCLOSURE TO CONSOLIDATED FINANCIAL STATEMENTS

Balance Sheet	AS AT MARCH 31, 2009
	Operating Platforms					Corporate
(MILLIONS)	Commercial Properties	Power	Infrastructure	Development and Other	Specialty Funds	Investments	Cash and Financial Assets	Other Assets	Corporate	Consolidated
Assets
Operating assets
Property, plant and equipment
Commercial properties	$19,496	$—	$—	$—	$—	$—	$—	$—	$—	$19,496
Power generation	—	4,915	—	—	—	—	—	—	—	4,915
Infrastructure	—	—	2,834	—	—	—	—	—	—	2,834
Development and other properties	14	—	118	6,703	—	51	—	—	—	6,886
Other plant and equipment	10	—	—	38	632	1,189	—	—	—	1,869
Securities	141	—	—	—	196	620	—	—	—	957
Loans and notes receivable	—	—	1	—	1,948	42	110	—	—	2,101
Cash and cash equivalents	183	115	44	177	114	114	282	—	—	1,029
Financial assets	1	255	6	(307)	109	—	729	—	—	793
Investments	244	—	565	28	27	6	27	—	—	897
Accounts receivable and other	85	1,221	173	2,305	668	937	—	2,095	—	7,484
Intangible assets	792	—	5	539	107	12	—	96	—	1,551
Goodwill	122	27	591	818	26	29	—	378	—	1,991
Total assets	$21,088	$6,533	$4,337	$10,301	$3,827	$3,000	$1,148	$2,569	$—	$52,803
Liabilities and shareholders’ equity
Corporate borrowings	$—	$—	$—	$—	$—	$—	$—	$—	$2,292	$2,292
Property-specific financing	13,863	3,535	1,638	2,841	1,055	—	—	—	—	22,932
Other debt of subsidiaries	1,266	786	117	1,010	306	733	162	—	730	5,110
Accounts payable and other liabilities	1,107	890	613	2,336	388	1,284	35	—	2,371	9,024
Capital securities	—	—	—	—	—	—	—	—	1,385	1,385
Non-controlling interests in net assets	461	245	1,126	761	1,183	276	—	—	2,162	6,214
Preferred equity	—	—	—	—	—	—	—	—	870	870
Common equity / net invested capital	4,391	1,077	843	3,353	895	707	951	2,569	(9,810)	4,976
Total liabilities and shareholders’ equity	$21,088	$6,533	$4,337	$10,301	$3,827	$3,000	$1,148	$2,569	$—	$52,803

	AS AT DECEMBER 31, 2008
	Operating Platforms					Corporate
(MILLIONS)	Commercial Properties	Power	Infrastructure	Development and Other	Specialty Funds	Investments	Cash and Financial Assets	Other Assets	Corporate	Consolidated
Assets
Operating assets
Property, plant and equipment
Commercial properties	$19,274	$—	$—	$—	$—	$—	$—	$—	$—	$19,274
Power generation	—	4,954	—	—	—	—	—	—	—	4,954
Infrastructure	—	—	2,879	—	—	—	—	—	—	2,879
Development and other properties	38	—	105	7,092	—	47	—	—	—	7,282
Other plant and equipment	10	—	—	49	709	1,224	—	—	—	1,992
Securities	143	—	—	—	206	954	—	—	—	1,303
Loans and notes receivable	—	—	—	—	1,921	24	116	—	—	2,061
Cash and cash equivalents	166	138	61	160	124	270	323	—	—	1,242
Financial assets	24	219	—	(305)	91	(35)	793	—	—	787
Investments	252	—	544	37	27	2	28	—	—	890
Accounts receivable and other	96	1,135	228	2,217	726	805	—	2,083	—	7,290
Intangible assets	859	—	5	560	112	13	—	83	—	1,632
Goodwill	121	27	591	834	23	30	—	385	—	2,011
Total assets	$20,983	$6,473	$4,413	$10,644	$3,939	$3,334	$1,260	$2,551	$—	$53,597
Liabilities and shareholders’ equity
Corporate borrowings	$—	$—	$—	$—	$—	$—	$—	$—	$2,284	$2,284
Property-specific financing	13,536	3,587	1,642	3,011	1,113	—	—	—	—	22,889
Other debt of subsidiaries	1,118	653	145	1,131	387	746	189	—	733	5,102
Accounts payable and other liabilities	1,318	826	624	2,419	380	1,574	—	—	2,654	9,795
Capital securities	—	—	—	—	—	—	—	—	1,425	1,425
Non-controlling interests in net assets	436	192	1,241	749	1,189	310	(2)	—	2,206	6,321
Preferred equity	—	—	—	—	—	—	—	—	870	870
Common equity / net invested capital	4,575	1,215	761	3,334	870	704	1,073	2,551	(10,172)	4,911
Total liabilities and shareholders’ equity	$20,983	$6,473	$4,413	$10,644	$3,939	$3,334	$1,260	$2,551	$—	$53,597

Brookfield Asset Management | Q1 /2009 INTERIM REPORT 45

Results from Operations	FOR THE QUARTER ENDED MARCH 31, 2009
	Operating Platforms						Corporate
(MILLIONS)	Asset Management	Commercial Properties	Power	Infrastructure	Development and Other	Specialty Funds	Investments	Investment Income / Gains	Corporate	Consolidated
Fees earned	$105	$—	$—	$—	$—	$—	$—	$—	$—	$105
Revenues less direct operating costs
Commercial properties	—	400	—	—	—	—	—	—	—	400
Power generation	—	—	239	—	—	—	—	—	—	239
Infrastructure	—	—	—	40	—	—	—	—	—	40
Development and other properties	—	—	—	1	23	—	(1)	—	—	23
Specialty funds	—	—	—	—	—	39	—	—	—	39
Investment and other income	—	2	—	13	5	—	17	132	—	169
	105	402	239	54	28	39	16	132	—	1,015
Expenses
Interest	—	191	75	26	15	13	17	6	72	415
Asset management and other operating costs	—	1	—	—	—	—	3	—	155	159
Current income taxes	—	2	7	1	(1)	—	—	—	2	11
Non-controlling interests	—	41	26	8	(1)	18	(5)	—	70	157
Cash flow from operations	$105	$167	$131	$19	$15	$8	$1	$126	$(299)	$273

Results from Operations	FOR THE QUARTER ENDED MARCH 31, 2008
	Operating Platforms						Corporate
(MILLIONS)	Asset Management	Commercial Properties	Power	Infrastructure	Development and Other	Specialty Funds	Investments	Investment Income / Gains	Corporate	Consolidated
Fees earned	$114	$—	$—	$—	$—	$—	$—	$—	$—	$114
Revenues less direct operating costs
Commercial properties	—	421	—	—	—	—	—	—	—	421
Power generation	—	—	251	—	—	—	—	—	—	251
Infrastructure	—	—	—	48	—	—	—	—	—	48
Development and other properties	—	1	—	—	64	—	(1)	—	—	64
Specialty funds	—	—	—	—	—	104	—	—	—	104
Investment and other income	—	41	—	19	(1)	1	116	136	—	312
	114	463	251	67	63	105	115	136	—	1,314
Expenses
Interest	—	262	78	25	34	32	9	9	78	527
Asset management and other operating costs	—	—	—	—	—	—	1	—	164	165
Current income taxes	—	4	2	2	(6)	—	13	—	2	17
Non-controlling interests	—	15	23	12	6	29	4	—	79	168
	114	182	148	28	29	44	88	127	(323)	437
Dividends	—	—	—	—	—	—	6	—	—	6
Cash flow from operations	$114	$182	$148	$28	$29	$44	$94	$127	$(323)	$443

46 Brookfield Asset Management | Q1 /2009 INTERIM REPORT

PART 5 – SUPPLEMENTAL INFORMATION

This section contains information required by applicable continuous disclosure guidelines and to facilitate additional analysis.

CONTRACTUAL OBLIGATIONS

Our 2008 Annual Report contains a table and description of our contractual obligations, which consist largely of long-term financial obligations, as well as commitments to provide bridge financing, capital subscriptions, and letters of credit and guarantees provided in respect of power sales contracts and reinsurance obligations in the normal course of business.

In addition, the company and its consolidated subsidiaries execute agreements that provide for indemnifications and guarantees to third parties in transactions or dealings such as business dispositions, business acquisitions, sales of assets, provision of services, securitization agreements, and underwriting and agency agreements. The company has also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings prevents the company from making a reasonable estimate of the maximum potential amount the company could be required to pay third parties, as in most cases the agreements do not specify a maximum amount, and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Neither the company nor its consolidated subsidiaries have made significant payments in the past nor do they expect at this time to make any significant payments under such indemnification agreements in the future.

The company periodically enters into joint venture, consortium or other arrangements that have contingent liquidity rights in favour of the company or its counterparties. These include buy-sell arrangements, registration rights and other customary arrangements. These agreements generally have embedded protective terms that mitigate the risk to us. The amount, timing and likelihood of any payments by the company under these arrangements is in most cases dependent on either further contingent events or circumstances applicable to the counterparty and therefore cannot be determined at this time.

INTERNATIONAL FINANCIAL REPORTING STANDARDS

The Accounting Standards Board (“AcSB”) confirmed in February 2008 that IFRS will replace GAAP for publicly accountable enterprises for financial periods beginning on and after January 1, 2011. We applied to the Canadian Securities Administrators and were granted exemptive relief to prepare our financial statements in accordance with IFRS earlier and intend to do so for periods beginning January 1, 2010 and prepare our first financial statements in accordance with IFRS as at and for the three month period ended March 31, 2010. These financial statements will include comparative results for the periods commencing January 1, 2009.

We provided a detailed discussion of the expected impact to our opening balance sheet on transition to IFRS and the potential ongoing differences subject to the finalization of policy elections made on adoption in Part 6 of the MD&A included in our 2008 Annual Report. We continue to assess the impact of our transition to IFRS and will update our disclosure as necessary over the course of 2009.

INTERNAL CONTROL OVER FINANCIAL REPORTING

No changes were made in our internal control over financial reporting during the quarter ended March 31, 2009, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

CHANGE IN ACCOUNTING POLICY

Goodwill and Intangible Assets

In February 2008, the Canadian Institute of Chartered Accountants (“CICA”) issued Handbook Section 3064, Goodwill and Intangible Assets, replacing Handbook Sections 3062, Goodwill and Other Intangible Assets and 3450, Research and Development Costs. Various changes have been made to other sections of the CICA Handbook for consistency purposes. It establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition of intangible assets by profit-oriented enterprises. The new section became effective for the company on January 1, 2009, and consistent with transition provisions in Section 3064, the company has adopted the new standard retrospectively with restatement. The impact of adopting this new standard was a $7 million reduction of opening retained earnings as at January 1, 2008.

Brookfield Asset Management | Q1 /2009 INTERIM REPORT 47

CORPORATE DIVIDENDS

The distributions paid by Brookfield on outstanding securities during the first three months of 2009 and the same period in 2008 and 2007 are as follows:

	Distribution per Security
	2009	2008	2007
Class A Common Shares	$0.13	$0.12	$0.11
Class A Common Shares – special [1]	—	0.94	—
Class A Preferred Shares
Series 2	0.12	0.26	0.22
Series 4 + Series 7	0.12	0.26	0.22
Series 8	0.17	0.35	0.23
Series 9	0.22	0.27	0.23
Series 10	0.29	0.36	0.31
Series 11	0.28	0.34	0.29
Series 12	0.27	0.34	0.29
Series 13	0.12	0.26	0.22
Series 14	0.44	0.94	0.79
Series 15	0.10	0.31	0.25
Series 17 [2]	0.24	0.30	0.25
Series 18 [3]	0.24	0.30	0.25
Series 21 [4]	0.25	—	—
Preferred Securities
Due 2050 [5]	—	—	0.01
Due 2051 [6]	—	—	0.44

1 Represents the book value of Brookfield Infrastructure special dividend 2 Issued November 20, 2006 3 Issued May 9, 2007 4 Issued June 25, 2008 5 Redeemed January 2, 2007 6 Redeemed July 3, 2007

48 Brookfield Asset Management | Q1 /2009 INTERIM REPORT

QUARTERLY RESULTS

Net income and operating cash flows for the eight recently completed quarters are as follows:

	2009	2008				2007
(MILLIONS)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Total revenues	$2,651	$3,006	$3,216	$3,436	$3,210	$3,158	$2,219	$2,125
Fees earned	105	113	109	113	114	92	96	95
Revenues less direct operating costs
Commercial property	400	388	595	427	421	414	350	396
Power generation	239	158	213	264	251	148	105	170
Infrastructure	40	68	36	44	48	33	54	114
Development and other properties	23	(5)	62	119	64	115	40	117
Specialty funds	39	49	32	119	104	233	16	59
Investment and other income	169	207	242	142	312	337	248	143
	1,015	978	1,289	1,228	1,314	1,372	909	1,094
Expenses
Interest	415	447	535	475	527	510	454	424
Asset management and other operating costs	159	160	167	148	165	141	108	105
Current income taxes	11	(47)	2	21	17	28	(6)	26
Non-controlling interest in net income before the following	157	176	235	212	168	124	103	204
Net income before the following	273	242	350	372	437	569	250	335
Equity accounted loss from investments	—	(12)	(6)	(15)	(13)	(4)	—	(29)
Depreciation and amortization	(329)	(355)	(333)	(328)	(314)	(294)	(250)	(267)
Revaluation and other items	(3)	(262)	104	(46)	(63)	(95)	(33)	11
Future income taxes	2	545	(105)	3	18	35	11	(69)
Non-controlling interests in the foregoing items	150	13	161	124	132	135	115	172
Net income	$93	$171	$171	$110	$197	$346	$93	$153

Cash flow from operations for the last eight quarters are as follows:

	2009	2008				2007
(MILLIONS, EXCEPT PER SHARE AMOUNTS)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Net income before the following	$273	$242	$350	$372	$437	$569	$250	$335
Dividends from equity accounted investments	—	5	5	6	6	6	5	5
Exchangeable debenture gain	—	—	—	—	—	—	66	100
Cash flow from operations and gains	273	247	355	378	443	575	321	440
Preferred share dividends	8	9	11	12	12	12	13	10
Cash flow to common shareholders	$265	$238	$344	$366	$431	$563	$308	$430
Common equity – book value	$4,976	$4,911	$5,814	$6,277	$6,133	$6,637	$6,321	$6,330
Common shares outstanding	571.8	572.6	583.4	583.8	581.7	583.6	581.0	583.6
Per common share
Cash flow from operations	$0.46	$0.41	$0.58	$0.62	$0.72	$0.94	$0.52	$0.72
Net income	0.15	0.27	0.27	0.17	0.31	0.56	0.13	0.24
Dividends	0.13	0.13	0.13	0.13	0.12	0.12	0.12	0.12
Book value	9.09	8.92	10.20	11.14	10.93	11.63	11.16	11.06
Market trading price (NYSE)	13.78	15.27	27.44	32.54	26.83	35.67	38.50	39.90

Commercial office property operations tend to produce consistent results throughout the year due to the long-term nature of the contractual lease arrangements subject to the intermittent recognition of disposition gains. We recorded a gain of $164 million on the sale of a property interest in the third quarter of 2008 and completed the acquisition of a portfolio of Australian properties in the fourth quarter of 2007.

Quarterly seasonality does exist in our power generation and residential property operations. With respect to our power generation operations, seasonality exists in water inflows and pricing. During the fall rainy season and spring thaw, water inflows tend to be the highest leading to higher generation during those periods; however prices tend not to be as strong as the summer and winter seasons due to the more moderate weather conditions during those periods and associated reductions in demand for electricity.

Brookfield Asset Management | Q1 /2009 INTERIM REPORT 49

With respect to our residential operations, included in development and other properties the fourth quarter tends to be the strongest as this is the period during which most of the construction is completed and homes are delivered although in recent periods the company has recorded provisions in respect of higher priced land positions.

We periodically record realization and other gains, special distributions, as well as gains and losses on unhedged financial positions throughout our operations and, while the timing of these items is difficult to predict, the dynamic nature of our asset base tends to result in these items occurring on a relatively frequent basis.

ADDITIONAL SHARE DATA

Basic and Diluted Earnings Per Share

The components of basic and diluted earnings per share are summarized in the following table:

FOR THE THREE MONTHS ENDED MARCH 31 (MILLIONS)	2009	2008
Net income	$93	$197
Preferred share dividends	(8)	(12)
Net income available for common shareholders	$85	$185
Weighted average – common shares	573	583
Dilutive effect of the conversion of options using treasury stock method	6	13
Common shares and common share equivalents	579	596

Issued and Outstanding Common Shares

The number of issued and outstanding common shares changed as follows:

FOR THE THREE MONTHS ENDED MARCH 31 (MILLIONS)	2009	2008
Outstanding at beginning of period	572.6	583.6
Issued (repurchased)
Dividend reinvestment plan	0.1	—
Management share option plan	0.6	0.2
Issuer bid purchases	(1.5)	(2.1)
Outstanding at end of period	571.8	581.7
Unexercised options	36.2	30.8
Total diluted common shares at end of period	608.0	612.5

In calculating our book value per common share, the cash value of our unexercised options of $549 million as at March 31, 2009 (December 31, 2008 –$446 million) is added to the book value of our common share equity of $4,976 million as at March 31, 2009 (December 31, 2008 – $4,911 million) prior to dividing by the total diluted common shares presented above.

As of May 5, 2009, the Corporation had outstanding 571,689,642 Class A Limited Voting Shares and 85,120 Class B Limited Voting Shares.

50 Brookfield Asset Management | Q1 /2009 INTERIM REPORT

ASSETS UNDER MANAGEMENT

The following tables set forth the assets, net invested capital and commitments managed by Brookfield, including the amounts managed on behalf of co-investors:

		Total Assets Under Management			Co-investor Interests		Brookfield’s Ownership Level
AS AT MARCH 31, 2009 (MILLIONS)	Year Formed	Assets	Net Invested Capital	Committed Capital [1]	Net Invested Capital	Committed Capital
Core and Value Add
U.S. Core Office [2]	2006	$7,620	$1,777	$1,950	$999	$1,025	62%
Canadian Core Office [2]	2005	1,279	867	867	545	545	25%
Multiplex Funds [3]	2007	1,587	944	944	622	683	various
West Coast Timberlands [4]	2005	887	460	460	382	382	28%
East Coast Timber Fund	2006	173	87	87	56	56	45%
Global Timber Fund	2008	2,378	825	1,348	519	680	45%
Transmission – Chile [4]	2006	2,387	1,377	1,377	1,172	1,172	17%
Transmission – Canada/Brazil [4]	2008	468	211	211	91	91	various
Bridge Loan I	2003	512	512	528	397	399	39%
Bridge Loan II	2007	147	147	508	96	456	25%
Real Estate Finance	various	2,697	1,506	1,867	1,267	1,487	4-51%
Brookfield Real Estate Services Fund	2003	140	84	84	64	64	25%
Brookfield Americas Infrastructure Fund	2009	—	—	650	—	150	77%
		20,275	8,797	10,881	6,210	7,190
Opportunity and Private Equity
Real Estate Opportunity	2006	899	207	254	105	117	52%
Real Estate Opportunity II	2007	394	110	262	87	187	29%
Brazil Retail Property	2006	1,371	209	830	348	610	25%
Brazil Timber Fund	2008	—	—	280	—	230	18%
Residential Properties – U.S. [5]	2007	922	347	347	200	200	58%
Tricap Restructuring I	2002	627	295	289	59	74	48%
Tricap Restructuring II	2006/7	873	608	793	348	480	39%
		5,086	1,776	3,055	1,147	1,898
Listed Securities and Fixed Income
Equity Funds	various	2,294	2,294	2,294	2,294	2,294	n/a
Fixed Income Funds	various	15,292	15,292	15,292	15,292	15,292	n/a
		17,586	17,586	17,586	17,586	17,586
Total fee bearing assets/capital		42,947	28,159	31,522	$24,943	$26,674	n/a
Directly Held Non-Fee Bearing Assets
Core Office – North America [2]		9,221	1,809	1,809
Core Office – Europe		1,023	331	331
Core Office – Australia		2,694	1,305	1,305
Residential Properties – Canada 2/Brazil/Australia		2,991	603	603
Power Generation – North America		6,533	1,322	1,322
Timber – Brazil		88	66	66
Other		11,792	7,042	7,042
		34,342	12,478	12,478
		$77,289	$40,637	$44,000

1      Includes incremental co-investment capital

2      Held by 51%-owned Brookfield Properties

3      Comprised of four funds with ownerships ranging from 20% to 25%

4      Represents direct interests plus pro rata share of indirect interests held by 41%-owned Brookfield Infrastructure Partners

5      Held by 58%-owned Brookfield Homes

Brookfield Asset Management | Q1 /2009 INTERIM REPORT 51

Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS	(UNAUDITED)
(MILLIONS)	March 31 2009	December 31 2008
Assets
Cash and cash equivalents	$1,029	$1,242
Financial assets	793	787
Investments	897	890
Accounts receivable and other	7,484	7,290
Intangible assets	1,551	1,632
Goodwill	1,991	2,011
Operating assets
Property, plant and equipment	36,000	36,381
Securities	957	1,303
Loans and notes receivable	2,101	2,061
	$52,803	$53,597
Liabilities and shareholders’ equity
Corporate borrowings	$2,292	$2,284
Non-recourse borrowings
Property-specific mortgages	22,932	22,889
Subsidiary borrowings	5,110	5,102
Accounts payable and other liabilities	8,182	8,904
Intangible liabilities	842	891
Capital securities	1,385	1,425
Non-controlling interests in net assets	6,214	6,321
Shareholders’ equity
Preferred equity	870	870
Common equity	4,976	4,911
	$52,803	$53,597

On behalf of the Board:

Robert J. Harding, FCA, Director	Marcel R. Coutu, Director

52 Brookfield Asset Management | Q1 /2009 INTERIM REPORT

CONSOLIDATED STATEMENTS OF INCOME

(UNAUDITED)
THREE MONTHS ENDED MARCH 31 ( MILLIONS , EXCEPT PER SHARE AMOUNTS )	2009	2008
Total revenues	$2,651	$3,210
Fees earned	105	114
Revenues less direct operating costs
Commercial properties	400	421
Power generation	239	251
Infrastructure	40	48
Development and other properties	23	64
Specialty funds	39	104
	846	1,002
Investment and other income	169	312
	1,015	1,314
Expenses
Interest	415	527
Asset management and other operating costs	159	165
Current income taxes	11	17
Non-controlling interests in net income before the following	157	168
	273	437
Other items
Equity accounted loss from investments	—	(13)
Depreciation and amortization	(329)	(314)
Provisions and other	(3)	(63)
Future income taxes	2	18
Non-controlling interests in the foregoing items	150	132
Net income	$93	$197
Net income per common share
Diluted	$0.15	$0.31
Basic	$0.15	$0.32

Brookfield Asset Management | Q1 /2009 INTERIM REPORT 53

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

	(UNAUDITED)	2009	2008
	THREE MONTHS ENDED MARCH 31 (MILLIONS)
	Retained earnings, beginning of period	$4,361	$4,867
	Changes in accounting policies	—	(11)
	Net income	93	197
Shareholder distributions	– preferred equity	(8)	(12)
	– common equity	(75)	(614)
	Amount paid in excess of book value of common shares purchased for cancellation	(15)	(37)
		$4,356	$4,390

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(UNAUDITED)	2009	2008
THREE MONTHS ENDED MARCH 31 (MILLIONS)
Net income	$93	$197
Other comprehensive income (loss)
Foreign currency translation	61	95
Available-for-sale securities	(21)	(29)
Derivative instruments designated as cash flow hedges	41	(98)
Future income taxes on above items	(15)	32
	66	—
Comprehensive income	$159	$197

CONSOLIDATED STATEMENTS OF ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME

(UNAUDITED)	2009	2008
THREE MONTHS ENDED MARCH 31 (MILLIONS)
Balance, beginning of period	$(770)	$445
Other comprehensive income	66	—
Balance, end of period	$(704)	$445

54 Brookfield Asset Management | Q1 /2009 INTERIM REPORT

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)
THREE MONTHS ENDED MARCH 31 (MILLIONS)	2009	2008
Operating activities
Net income	$93	$197
Adjusted for the following non-cash items
Depreciation and amortization	329	314
Future income taxes and other provisions	1	45
Non-controlling interests in non-cash items	(150)	(132)
Equity accounted loss and dividends received from investments	—	19
	273	443
Net change in non-cash working capital balances and other	(438)	(38)
Undistributed non-controlling interests in cash flows	110	118
	(55)	523
Financing activities
Corporate borrowings, net of repayments	22	393
Property-specific mortgages, net of repayments	135	(213)
Other debt of subsidiaries, net of repayments	80	7
Capital provided by non-controlling interests	70	74
Common shares repurchased, net of issuances	(14)	(56)
Common shares of subsidiaries issued, net of repurchases	54	(2)
Shareholder distributions	(83)	(81)
	264	122
Investing activities
Investment in or sale of operating assets, net
Commercial properties	(96)	(193)
Power generation	(46)	(104)
Infrastructure	(85)	(10)
Development and other properties	(99)	(19)
Securities and loans	147	(101)
Financial assets	(2)	(39)
Investments	4	(123)
Restricted cash and deposits	(199)	(54)
Other property, plant and equipment	(46)	4
	(422)	(639)
Cash and cash equivalents
(Decrease)/Increase	(213)	6
Balance, beginning of period	1,242	1,561
Balance, end of period	$1,029	$1,567

Brookfield Asset Management | Q1 /2009 INTERIM REPORT 55

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – UNAUDITED

The interim financial statements should be read in conjunction with the most recently issued Annual Report of Brookfield Asset Management Inc. (the “company”), which includes information necessary or useful to understanding the company’s businesses and financial statement presentation. In particular, the company’s significant accounting policies and practices were presented as Note 1 to the Consolidated Financial Statements included in that Report, and have been consistently applied in the preparation of these interim financial statements, except as described within Note 1 below.

The interim financial statements are unaudited. Financial information in this Report reflects any adjustments (consisting of normal recurring adjustments) that are, in the opinion of management, necessary to a fair statement of results for the interim periods in accordance with Canadian generally accepted accounting principles (“GAAP”).

The results reported in these interim consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year. Certain prior period amounts have been reclassified to conform to the current period’s presentation.

1.	CHANGE IN ACCOUNTING POLICY

Goodwill and Intangible Assets

In February 2008, the Canadian Institute of Chartered Accountants (“CICA”) issued Handbook Section 3064, Goodwill and Intangible Assets, replacing Handbook Sections 3062, Goodwill and Other Intangible Assets and 3450, Research and Development Costs. Various changes have been made to other sections of the CICA Handbook for consistency purposes. It establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition of intangible assets by profit-oriented enterprises. The new section became effective for the company on January 1, 2009, and consistent with transition provisions in Section 3064, the company has adopted the new standard retrospectively with restatement. The impact of adopting this new standard was a $7 million reduction of opening retained earnings as at January 1, 2008.

2.	FUTURE CHANGE IN ACCOUNTING POLICY

International Financial Reporting Standards

The Accounting Standards Board (“AcSB”) confirmed in February 2008 that International Financial Reporting Standards (“IFRS”) will replace Canadian GAAP for publicly accountable enterprises for financial periods beginning on and after January 1, 2011. The company applied to the Canadian Securities Administrators (“CSA”) and was granted exemptive relief to prepare its financial statements in accordance with IFRS earlier than required and intends to do so for periods beginning January 1, 2010, preparing its first financial statements in accordance with IFRS for the three month period ended March 31, 2010. These financial statements will include comparative results for the periods commencing January 1, 2009.

3.	GUARANTEES AND COMMITMENTS

In the normal course of operations, the company and its consolidated subsidiaries execute agreements that provide for indemnification and guarantees to third parties in transactions such as business dispositions, business acquisitions, sales of assets, sales of services, securitization agreements, and underwriting and agency agreements. The company has also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings prevents the company from making a reasonable estimate of the maximum potential amount it could be required to pay third parties as the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, neither the company nor its consolidated subsidiaries have made significant payments under such indemnification agreements.

56 Brookfield Asset Management | Q1 /2009 INTERIM REPORT

4.	PROPERTY, PLANT AND EQUIPMENT

(MILLIONS)	March 31 2009	December 31 2008
Commercial properties	$19,496	$19,274
Power generation	4,915	4,954
Infrastructure	2,834	2,879
Development and other properties	6,886	7,282
Other plant and equipment	1,869	1,992
	$36,000	$36,381

5.	COMMON EQUITY

The company is authorized to issue an unlimited number of Class A Limited Voting Shares (“Class A common shares”) and 85,120 Class B Limited Voting Shares (“Class B common shares”), together referred to as common shares.

The company’s common shareholders’ equity is comprised of the following:

(MILLIONS)	March 31 2009	December 31 2008
Class A and B common shares	$1,280	$1,278
Contributed surplus	44	42
Retained earnings	4,356	4,361
Accumulated other comprehensive loss	(704)	(770)
Common equity	$4,976	$4,911
NUMBER OF SHARES
Class A common shares	571,689,632	572,479,652
Class B common shares	85,120	85,120
	571,774,752	572,564,772
Unexercised options	36,248,719	27,761,269
Total diluted common shares	608,023,471	600,326,041

The holders of Class A common shares and Class B common shares rank on parity with each other with respect to the payment of dividends and the return of capital on the liquidation, dissolution or winding up of the company or any other distribution of the assets of the company among its shareholders for the purpose of winding up its affairs. With respect to the Class A and Class B common shares, there are no dilutive factors, material or otherwise, that would result in different diluted earnings per share. This relationship holds true irrespective of the number of dilutive instruments issued in either one of the respective classes of common stock, as both classes of common shares participate equally, on a pro rata basis in the dividends, earnings and net assets of the company, whether taken before or after dilutive instruments, regardless of which class of common shares is diluted.

6.	STOCK-BASED COMPENSATION

The company and its consolidated subsidiaries account for stock options using the fair value method. Under the fair value method, compensation expense for stock options that are direct awards of stock is measured at fair value at the grant date using an option pricing model and recognized over the vesting period. Options issued under the company’s Management Share Option Plan (“MSOP”) vest proportionately over five years and expire ten years after the grant date. The exercise price is equal to the market price at the close of business on the day prior to the grant date.

During the three months ended March 31, 2009, the company granted 9.7 million stock options at an average exercise price of $14.10 per share, which was equal to the market price at the close of business on the day prior to the grant date. The compensation expense was calculated using the Black-Scholes method of valuation, assuming a 7.5 year term, 32% volatility, a weighted average expected dividend yield of 3.7% annually and a risk free rate of 2.3%.

Brookfield Asset Management | Q1 /2009 INTERIM REPORT 57

7.	SEGMENTED AND OTHER INFORMATION

Revenue and assets by geographic segment are as follows:

	Revenue		Assets
	Three Months Ended March 31
(MILLIONS)	2009	2008	Mar. 31, 2009	Dec. 31, 2008
United States	$1,388	$1,528	$28,031	$28,203
Canada	494	673	10,209	10,757
Australia	221	589	5,954	6,031
Brazil	211	283	5,841	5,749
Europe	173	45	1,831	1,901
Other	164	92	937	956
	$2,651	$3,210	$52,803	$53,597

Revenue, net income and assets by reportable segment are as follows:

	Three Months Ended March 31, 2009		Three Months Ended March 31, 2008		Mar. 31, 2009	Dec. 31, 2008
(MILLIONS)	Revenue	Net Income	Revenue	Net Income	Assets	Assets
Asset management	$105	$3	$114	$22	$—	$—
Commercial properties	672	1	738	(11)	21,088	20,983
Power generation	301	100	339	78	6,533	6,473
Infrastructure	103	(1)	149	6	4,337	4,413
Development and other properties	489	2	766	15	10,301	10,644
Specialty Funds	433	(9)	542	35	3,827	3,939
Cash, financial assets and other	548	(3)	562	52	6,717	7,145
Total	$2,651	$93	$3,210	$197	$52,803	$53,597

Cash taxes recovered for the three month period were $36 million (2008 – paid $19 million) and are included in current income taxes. Cash interest paid totalled $414 million (2008 – $477 million).

58 Brookfield Asset Management | Q1 /2009 INTERIM REPORT

Shareholder Information

Shareholder Inquiries

Shareholder inquiries are welcomed and should be directed to our Investor Relations group at 1-866-989-0311 or at the email below. Alternatively shareholders may contact the company at its administrative head office:

Brookfield Asset Management Inc.
Suite 300, Brookfield Place, Box 762, 181 Bay Street Toronto, Ontario M5J 2T3
Telephone:	416-363-9491
Facsimile:	416-365-9642
Web Site:	www.brookfield.com
E-Mail:	inquiries@brookfield.com

Shareholder enquiries relating to dividends, address changes and share certificates should be directed to the company’s Transfer Agent:

CIBC Mellon Trust Company
P.O. Box 7010, Adelaide Street Postal Station Toronto, Ontario M5C 2W9
Telephone:	416-643-5500 or
1-800-387-0825 (Toll free throughout North America)
Facsimile:	416-643-5501
Web Site:	www.cibcmellon.com
E-Mail:	inquiries@cibcmellon.com

Stock Exchange Listings

	Symbol	Stock Exchange
Class A Common Shares	BAM	New York
	BAM.A	Toronto
	BAMA	Euronext Amsterdam

Class A Preference Shares
Series 2	BAM.PR.B	Toronto
Series 4	BAM.PR.C	Toronto
Series 8	BAM.PR.E	Toronto
Series 9	BAM.PR.G	Toronto
Series 10	BAM.PR.H	Toronto
Series 11	BAM.PR.I	Toronto
Series 12	BAM.PR.J	Toronto
Series 13	BAM.PR.K	Toronto
Series 14	BAM.PR.L	Toronto
Series 17	BAM.PR.M	Toronto
Series 18	BAM.PR.N	Toronto
Series 21	BAM.PR.O	Toronto

Investor Relations and Communications

We are committed to informing our shareholders of our progress through a comprehensive communications program which includes publication of materials such as our annual report, quarterly interim reports and press releases for material information. We also maintain a web site that provides ready access to these materials, as well as statutory filings, stock and dividend information and other presentations.

Meeting with shareholders is an integral part of our communications program. Directors and management meet with Brookfield’s shareholders at our annual meeting and are available to respond to questions at any time. Management is also available to investment analysts, financial advisors and media to ensure that accurate information is available to investors. All materials distributed at any of these meetings are posted on the company’s web site.

The text of the company’s 2008 Annual Report is available in French on request from the company and is filed with and available through SEDAR at www.sedar.com.

Dividend Reinvestment Plan

Registered holders of Class A Common Shares who are resident in Canada may elect to receive their dividends in the form of newly issued Class A Common Shares at a price equal to the weighted average price at which the shares traded on the Toronto Stock Exchange during the five trading days immediately preceding the payment date of such dividends.

The Dividend Reinvestment Plan allows current shareholders to acquire additional Class A Common Shares in the company without payment of commissions. Further details on the Dividend Reinvestment Plan and a Participation Form can be obtained from our administrative head office, our transfer agent or from our web site.

Dividend Record and Payment Dates

	Record Date	Payment Date
Class A Common Shares [1]	First day of February, May, August and November	Last day of February, May, August and November
Class A Preference Shares [1]
Series 2, 4, 10, 11, 12, 13, 17, 18 and 21	15th day of March, June, September and December	Last day of March, June, September and December
Series 8 and 14	Last day of each month	12th day of following month
Series 9	15th day of January, April, July and October	First day of February, May, August and November
1 All dividend payments are subject to declaration by the Board of Directors

Brookfield Asset Management | Q1 /2009 INTERIM REPORT 59

CORPORATE OFFICES	REGIONAL OFFICES

New York – United States	Sydney – Australia	Hong Kong	Dubai – UAE
Three World Financial Center	Level 1	Lippo Centre, Tower Two	Level 12, Al Attar Business Tower
200 Vesey Street, 10th Floor New York, New York	1 Kent Street Sydney, NSW 2000	26/F, 2601 89 Queensway, Hong Kong	Sheikh Zayed Road Dubai, UAE
10281-0221	T 61-2-9256-5000	T 852-2810-4538	T 971-4-3158-500
T 212-417-7000	F 61-2-9256-5001	F 852-2810-7083	F 971-4-3158-600
F 212-417-7196

Toronto – Canada	London – United Kingdom	Rio de Janeiro – Brazil
Brookfield Place, Suite 300 Bay Wellington Tower 181 Bay Street, Box 762 Toronto, Ontario M5J 2T3	40 Berkeley Square London W1J 5AL United Kingdom T 44 (0) 20-7659-3500	Rua Lauro Müller 116, 21° andar, Botafogo – Rio de Janeiro – Brasil 22290-160 CEP: 71.635-250
T 416-363-9491	F 44 (0) 20-7659-3501	T 55 (21) 3527-7800
F 416-365-9642		F 55 (21) 3527-7799
Shareholder Inquiries
1-866-989-0311

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